Exhibit 99.2

FORTUNA
SILVER MINES INC.
TSX: FVI | NYSE: FSM
YARAMOKO MINE
Burkina Faso
SÉGUELA GOLD PROJECT
Côte d'Ivoire
SAN JOSE MINE
Mexico
CAYLLOMA MINE
Peru
LINDERO MINE
Argentina

MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders
June 27, 2022

May 12, 2022

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Silver Mines Inc., I write in connection with the 2022 annual general meeting of shareholders. The meeting will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Monday, June 27, 2022 at 10:00 a.m. (Vancouver time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors.

We encourage you to exercise your vote, either in person at the meeting, or by providing your proxy vote, either in paper form, by telephone or online.

We look forward to seeing you at the meeting.

Sincerely,

Jorge Ganoza Durant

President and Chief Executive Officer

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on Monday, June 27, 2022 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2021, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors of the Company (the “Directors”) to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular) as defined below;

(c)	To determine the number of Directors at seven (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice- and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the proxy and following the instructions provided. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Monday, June 13, 2022.

MANAGEMENT INFORMATION CIRCULAR	Page | i

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877- 907-7643 and entering the control number located on the voting instruction form and following the instructions provided. If you do not have a control number, please call toll-free at 1-855-887-2243. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Monday, June 13, 2022.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) or 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non- Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed envelope.
Beneficial Shareholders Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed envelope.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 12th day of May, 2022.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	Page | ii

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	4
OTHER INFORMATION	9
Audit Committee Disclosure	9
Normal Course Issuer Bid	9
Summary of Incentive Plans	9
Interest of Certain Persons in Matters To Be Acted Upon	10
Interest of Informed Persons in Material Transactions	10
Additional Information	10

Schedule A	Statement of Executive Compensation
Schedule B	Corporate Governance

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at May 12, 2022

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Monday, June 27, 2022 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 13, 2022 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for Intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are directors of the Company, senior management and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

MANAGEMENT INFORMATION CIRCULAR	Page | 1

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of the Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page | 2

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the record date of May 9, 2022 (the “Record Date”), the Company had issued and outstanding 292,176,418 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, as at the Record Date, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than:

Name	No. of Common Shares	% of Outstanding Common Shares
Van Eck Associates Corporation	30,690,608	10.50%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of directors of the Company (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

MANAGEMENT INFORMATION CIRCULAR	Page | 3

Election of Directors

The Board presently consists of seven directors. Shareholders will be asked at the Meeting to determine the number of directors at seven, and to elect seven directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below (the “Director Nominees”) will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the election of each of the Director Nominees.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the ordinary resolution for the election of the seven Director Nominees

Information regarding the Director Nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence: Age:	Lima, Peru 52	Principal Occupation: President and CEO of the Company

Areas of Expertise:

Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining

Health and Safety, Environment and Sustainability

Finance

Human Resources Financial Literacy International Business Spanish Language

Independent:	No	Equity Ownership:
Director since:	December 2, 2004	Shares:	1,988,131
2021 vote results:	98.4% in favour	Options:	450,987
		PSUs/RSUs (share-settled):	782,383

2021 Meeting Attendance:		Mr. Ganoza meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Mr. Ganoza’s common shares, not including options, PSUs and RSUs, was $5,427,598.
Board:	12 of 12
Overall:	100%
Other Public Boards:

Nil

MANAGEMENT INFORMATION CIRCULAR	Page | 4

DAVID LAING - Director; Chair of the Board; Chair of Sustainability Committee; Member of Compensation Committee.

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors (mining) from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these recent roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence: Age:	BC, Canada 66	Principal Occupation: Mining Engineer; Independent Mining Consultant

Areas of Expertise:

Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining

Health and Safety, Environment and Sustainability

Finance

Human Resources Financial Literacy International Business Spanish Language

Independent:	Yes	Equity Ownership:
Director since:	September 26, 2016	Shares:	74,150
2021 vote results:	94.8% in favour	DSUs (cash-settled):	120,215

2021 Meeting Attendance:		Mr. Laing meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Mr. Laing’s securities was $530,616.
Board:	12 of 12
Committees:	9 of 9
Independent Directors:	12 of 12
Overall:	100%

Other Public Boards:

Arizona Sonoran Copper Company Inc. (TSX)

Blackrock Silver Corp. (TSX Venture Exchange; FSE; OTC)

Lavras Gold Corp. (TSX Venture Exchange)

Northern Dynasty Minerals Ltd. (TSX; NYSE American)

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Age:	Caracas, Venezuela 60	Principal Occupation: Independent Consultant and Director of public resource companies

Areas of Expertise:

Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining

Health and Safety, Environment and Sustainability

Finance

Human Resources Financial Literacy International Business Spanish Language

Independent:	No	Equity Ownership:
Director since:	June 16, 2008	Shares:	171,700
2021 vote results:	97.9% in favour	DSUs (cash-settled):	296,083

2021 Meeting Attendance:		Mr. Szotlender meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Mr. Szotlender’s securities was $1,277,048.
Board:	12 of 12
Committees:	5 of 5
Overall:	100%

Other Public Boards: Atico Mining Corp. (TSX Venture Exchange) Endeavour Silver Corp. (TSX and NYSE) Radius Gold Inc. (TSX Venture Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 5

DAVID FARRELL - Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is a Corporate Director, with over 25 years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Previously, he was President of Davisa Consulting, a private consulting firm working with global mining companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence: Age:	BC, Canada 53	Principal Occupation: Corporate Director; President of Davisa Consulting (private consulting)		Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	July 15, 2013	Shares:	15,000
2021 vote results:	92.8% in favour	DSUs (cash-settled):	269,471

2021 Meeting Attendance:		Mr. Farrell meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Mr. Farrell’s securities was $776,606.
Board:	12 of 12
Committees:	9 of 9
Independent Directors:	12 of 12
Overall:	100%

Other Public Boards: Elevation Gold Mining Corporation (TSX Venture Exchange) Hillcrest Energy Technologies Ltd. (CSE) Luminex Resources Corp. (TSX Venture Exchange)

ALFREDO SILLAU - Director; Member of Audit, Compensation and CG&N Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence: Age:	Lima, Peru 55	Principal Occupation: Managing Partner, CEO and Director of Faro Capital (investment management)		Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business Spanish Language

Independent:	Yes	Equity Ownership:
Director since:	November 29, 2016	Shares:	36,502
2021 vote results:	98.8% in favour	DSUs (cash-settled):	104,728

2021 Meeting Attendance:		Mr. Sillau meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Mr. Sillau’s securities was $385,558.
Board:	12 of 12
Committees:	11 of 11
Independent Directors:	12 of 12
Overall:	100%

Other Public Boards: Nil

MANAGEMENT INFORMATION CIRCULAR	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice- President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence: Age:	BC, Canada 42	Principal Occupation: Corporate Director of public resource companies		Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	August 16, 2017	Shares:	3,500
2021 vote results:	98.0% in favour	DSUs (cash-settled):	96,163

Meeting Attendance:		Ms. Dickson meets the Company’s minimum equity ownership requirements. As at May 12, 2022, the value of Ms. Dickson’s securities was $272,080.
Board:	12 of 12
Committees:	6 of 6
Independent Directors:	12 of 12
Overall:	100%

Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE) Star Royalties Inc. (TSX Venture Exchange)

KATE HARCOURT - Director; Member of Sustainability Committee

Kate Harcourt is a sustainability professional with over 30 years of experience, principally in the mining industry. She has worked with a number of mining companies and as a consultant for International Finance Corp. She received a BSc Hons, Environmental Science, from Sheffield University and a MSc Environmental Technology, from Imperial College, London, and is a Chartered Environmentalist (CEnv) and a Member of the Institution of Environmental Scientists.

Residence: Age:	Wales, UK 58	Principal Occupation: Independent Environmental and Social Advisor		Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Health and Safety, Environment and Sustainability Finance Human Resources Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	July 2, 2021	Shares:	Nil
2021 vote results:	N/A	DSUs (cash-settled):	24,955

2021 Meeting Attendance:		The deadline for Ms. Harcourt to meet the Company’s minimum equity ownership requirements is July 2, 2026. As at May 12, 2022, the value of Ms. Harcourt’s securities was $68,127.
Board:	5 of 5
Committees:	2 of 2
Independent Directors:	5 of 5
Overall:	100%

Other Public Boards: Condor Gold plc (TSX; AIM-LSE) Orezone Gold Corporation (TSX)

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations.

MANAGEMENT INFORMATION CIRCULAR	Page | 7

On May 1, 2017, the Company reported that the SEC had verbally communicated it will accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company includes additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by May 26, 2022 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chairman of the Board. The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the Committee considers relevant.

The Board will review the recommendation of the Corporate Governance and Nominating Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Executive Compensation & Corporate Governance

See Schedule “A” to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company’s compensation structures. For additional information on the Director Nominees and the Company’s corporate governance practices, see Schedule “B” to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page | 8

OTHER INFORMATION

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s Annual Information Form dated March 30, 2022 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedar.com.

Normal Course Issuer Bid

In March 2022, the Board approved a share repurchase program pursuant to a normal course issuer bid (the “NCIB”). On April 28, 2022, the Company announced the acceptance by the TSX of the Company’s NCIB to purchase up to five percent of its outstanding Common Shares. Under the NCIB, purchases of Common Shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems, commencing on May 2, 2022 and expiring on the earlier of May 1, 2023 and the date on which the Company has acquired the maximum number of Common Shares allowable under the NCIB or the date on which the Company otherwise decides not to make any further repurchases under the NCIB. The Company’s securityholders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company by email at: info@fortunasilver.com.

Summary of Incentive Plans

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2021:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plans Approved by Shareholders[1]:
Options	1,122,033	$5.88	2,092,236
Share Units	2,150,709	$5.98	5,692,066
Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A
Total:	3,272,742	N/A	7,784,302

Notes:

1.	In connection with Fortuna’s acquisition of Roxgold Inc. (“Roxgold”) on July 2, 2021 by way of a court-approved plan of arrangement, Fortuna issued certain replacement options (“Legacy Options”) and assumed certain share units (“Legacy Share Units”) which continue to be governed by the terms of the stock option plan of Roxgold dated March 5, 2020 (as amended) and the restricted share unit plan of Roxgold dated December 18, 2012 (as amended). The Company does not intend to make any subsequent grants of securities under the foregoing plans.

As at December 31, 2021, an aggregate of 127,350 Legacy Options (which entitle the holder to purchase up to 127,350 common shares of Fortuna) and 1,131,893 Legacy Share Units (which entitle the holder on settlement to an aggregate of up to 1,131,893 common shares of Fortuna or their cash equivalent, as the election of Fortuna) were outstanding. The Legacy Options and Legacy Share Units are not included in the total securities referred to in the Equity Compensation table above.

MANAGEMENT INFORMATION CIRCULAR	Page | 9

Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company is available for viewing at www.sedar.com. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2021, and its annual information form dated March 30, 2022. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	Page | 10

SCHEDULE "A"

Statement of Executive Compensation

Table of Contents

Introduction	A-1
Overview	A-1
Acquisition of Roxgold – July 2021	A-1
Effect of COVID-19 on our Operations in 2021	A-2
2021 Business Performance	A-2
Pay for Performance Alignment	A-3
Executive Compensation Philosophy	A-3
Non-IFRS Financial Measures	A-4
Compensation Governance	A-4
Objectives of Compensation	A-4
Share Ownership Policy	A-5
Reduction in CEO Change of Control Termination Severance	A-5
Role of the Compensation Committee	A-5
Role of the Chief Executive Officer	A-6
Role of Independent Third Party Compensation Advisors	A-6
Elements of Executive Compensation	A-7
Peer Comparator Companies - Benchmarking	A-7
Risk Assessment	A-8
Vesting Philosophy	A-9
Incentive Compensation Clawback Policy	A-9
Anti-Hedging Policy	A-10
NEO Compensation	A-10
Base Salary	A-10
Annual Performance-Based Cash Incentives	A-11
Medium- and Long-Term Incentives	A-20
Performance Graphs	A-32
NEO Profiles	A-34
Summary Compensation Table	A-37
Incentive Plan Awards to NEOs	A-39
Management Contracts / Termination and Change of Control Benefits	A-39
Director Compensation	A-41
Deferred Share Unit Plan	A-41
Retainer Fees	A-42
Director Compensation Table	A-43
Option-Based and Share-Based Awards to the Directors	A-44

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success- proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on the following pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2021, 88% of our CEO’s (as defined below) compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short- term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the cyclical commodity price cycle.

4.	Listen to our Stakeholders: Effective January 1, 2022, we reduced our CEO’s change-of-control severance from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus.

What We Do

✓ We pay for performance	✓ We have an anti-hedging policy
✓ We report details of our Pay for Performance metrics (see pages A-10 to A-18)	✓ We have a trading blackout and insider-trading policy
✓ We require minimum share ownership levels for executives and directors	✓ We promote retention with equity awards that vest over three years
✓ We have a double trigger for cash severance upon a change of control	✓ We engage independent compensation consultants
✓ Our compensation plans mitigate undue risk taking	✓ We promote retention and performance with equity awards that are based on performance
✓ We have an incentive compensation clawback policy	✓ We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

☒ We do not reprice underwater stock options	☒ We do not guarantee incentive compensation
☒ We do not grant stock options to non- executive directors	☒ We do not provide tax gross-ups for perquisites

Overview

Set out below is a brief summary of our Company’s performance in 2021, our alignment when it comes to pay for performance, and our executive compensation philosophy. All values in this Statement of Executive Compensation are in US$ unless otherwise noted.

Acquisition of Roxgold – July 2021

On July 2, 2021, the Company completed the acquisition (the “Roxgold Acquisition”) of Roxgold Inc. (“Roxgold”) which was transformational for the Company. The Acquisition created a global premier growth-oriented intermediate gold and silver producer. The Company has expanded its reach from Peru, Mexico and Argentina to West Africa, and has increased its ability to generate shared value through the acquisition. In addition to its mines and exploration projects in Latin America, the Company now owns and operates the Yaramoko gold mine in Burkina Faso, and is developing the Séguéla gold project in Côte d’Ivoire on which it announced a decision in September 2021 to start construction on an open pit gold mine, which will be the Company’s fifth mine.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 1

Effect of COVID-19 on our Operations in 2021

During 2021, while there were no Government mandated suspensions of operations related to COVID-19 at any of our operations in Latin America or West Africa, operations in Latin America were affected by new variants of COVID-19 and more waves of COVID-19 during the year, which resulted in reduced workforces and quarantine periods for those affected. In spite of these constraints, we were able to manage our operations without any suspensions. The Company has been able to continue operations in West Africa largely unaffected since the outbreak of COVID-19. However, the pandemic continued to cause difficulties and hardship in the regions where we operate, and we continued to provide support to our communities where possible.

Health protocols remain in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforces and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which it operates. A key focus in 2021 was on vaccination. We carried out awareness campaigns to promote vaccination by our employees. In 2021, in our operations in Latin America, 97% of our total workforce received at least one dose of a COVID-19 vaccine, and 100% of our workers in Peru, 85% of our workers in Mexico and 88% of our workers in Argentina were fully vaccinated. In Burkina Faso, at least 92% of our workers were fully vaccinated in 2021. Each of the Company’s mine sites is, at the date of this Information Circular, operating with a regular workforce.

2021 Business Performance

As a result of the Acquisition, on July 19, 2021, the Company updated its production guidance for 2021 to reflect:

●	Gold production at the Yaramoko Mine in Burkina Faso for the second half of 2021 of 62,000 to 66,000 ounces of gold, which represented 30 to 32 percent of the updated guidance.

●	Due to direct and indirect COVID-19 related disruptions experienced in Argentina, we reduced our gold production guidance range for Lindero by 31 percent to 36 percent to 90,000 ounces to 110,000 ounces of gold.

●	Gold production of four to five thousand ounces was added to the updated production guidance to take into account the higher-grade zone related to the intersection of the Animas NE and Nancy veins at the Caylloma mine in Peru.

The 2021 financial year saw a year of strong financial results based on record production from the Company’s four operating mines in Argentina, Burkina Faso, Mexico and Peru. The Company produced 207,192 ounces of gold (274 percent increase over 2020), 7,498,701 ounces of silver (five percent increase over 2020), 32,989,973 pounds of lead (11 percent increase over 2020) and 47,549,301 pounds of zinc (four percent increase 2020), all within the updated production guidance range for 2021. Production results for each mine in 2021 compared to 2020 are as follows:

●	San Jose Mine: the Company produced 6,425,029 ounces of silver, an increase over 2020 of 4 percent, and 39,406 ounces of gold, an increase over 2020 of 4 percent.

●	Lindero Mine: the Company produced 104,161 ounces of gold, comprised of 99,313 ounces in doré, 730 ounces of gold contained in precipitate/sludge and 4,118 ounces of gold-in-carbon (GIC) inventory, an increase of 675 percent over the 13,435 ounces produced in 2020.

●	Yaramoko Mine: from July 2, 2021, the Company produced 57,538 ounces of gold.

●	Caylloma Mine: the Company produced 1,073,62 ounces of silver, an increase over 2020 of 11 percent. Base metal production at the Caylloma Mine in 2021 totaled 33.0 million pounds of lead, an increase of 11 percent over 2020, and 47.5 million pounds of zinc, an increase of 4 percent over 2020.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 2

Based on production results and cost execution, consolidated sales for 2021 increased 115% to $599.9 million compared to $279.0 million for in 2020. Net income was $59.4 million, a 100% increase from the $21.6 million reported in 2020.

On September 29, 2021, the Company announced the decision to proceed with the construction of an open pit mine at the Séguéla Project in Côte d’Ivoire with long lead items procured and development teams established on the ground. The updated Séguéla Project budgeted total capital investment is $173.5 million. The anticipated construction schedule is approximately 20 months, with ramp-up to design capacity expected in the third quarter of 2023. Construction is currently on schedule and within budget.

In 2021, the Company’s health and safety performance among its employees and contractors is highlighted by zero fatalities from work-related injuries or illnesses and zero cases of work-related illnesses. For the year ended December 31, 2021, the LTI frequency rate (“LTIFR”) was 1.57 lost time injuries per million hours worked, which is lower than the performance targeted for 2021 at 1.50. The total recordable injury frequency rate (“TRIFR”), which includes the LTIs and MTIs in 2021 was 3.36 total recordable injuries per million hours worked, which is an important improvement from 2020 (TRIFR at 5.99). The improvements in workplace safety achieved in 2021 were overshadowed in January 2022, when the Company reported a fatality at the Lindero Mine. No other personnel were injured in the incident. Management conducted an in-depth analysis of the accident and has taken targeted actions to mitigate risks identified in the associated report.

In November 2021, the Company entered into a fourth amended and restated credit agreement (the “2021 Credit Facility”) with a syndicate of banks led by BNP Paribas, and including the Bank of Nova Scotia, Bank of Montreal and Société Générale which converted the Company’s non-revolving and revolving facility into a revolving credit facility and increased the amount of the facility from $120 million to $200 million, subject to certain terms and conditions. The 2021 Credit Facility has a term of four years and steps down to $150 million after three years.

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. This pay-for-performance alignment with shareholder interests is strengthened by a performance share unit plan (the “Share Unit Plan”). The Compensation Committee notes that total compensation for the NEOs (as defined below), as disclosed in the Summary Compensation Table on page A-37, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of RSUs awarded to the CEO, Jorge Ganoza Durant, in 2021 was $3,969,626; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2021 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance vesting schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, RSUs and PSUs, illustrates our strong focus on pay-for-performance.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 3

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Non-IFRS Financial Measures

This Statement of Executive Compensation refers to certain non-International Reporting Financial Standards (“IFRS”) measures that are used by Fortuna to analyze and evaluate the performance of Fortuna's business and are widely reported in the mining industry as benchmarks for performance. These measures include “cash cost”, “free cash flow" (“FCF”), "all- in sustaining cash cost" (“AISC”) and "return on assets" (“ROA”). The Company believes that certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information regarding these non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Company's management's discussion and analysis for the year ended December 31, 2021, which is available under the Company's SEDAR profile at www.sedar.com and is incorporated by reference in this Statement of Executive Compensation.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies across the Americas and the world for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

●	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

●	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

●	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

●	To ensure that total compensation paid takes into account the Company’s overall financial position.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 4

Share Ownership Policy

The Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officers, Senior Vice- Presidents and directors are required to achieve and maintain minimum shareholding thresholds. As at December 31, 2021, all NEOs have met their minimum shareholding targets.

Reduction in CEO Change of Control Termination Severance

In response to comments received from proxy advisory companies, and to better align with the practices of our peers, the Board approved, on the recommendation of the Compensation Committee, that effective January 1, 2022, the change of control severance payable to Jorge Ganoza, the Company’s President and CEO, be reduced from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Company’s Board of Directors (“Board”) for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the CEO and CFO, and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Committee since May 1, 2018. In March 2021, the provisions of the Charter of the Compensation Committee relating to composition were strengthened to provide that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. As for 2019 and 2020, in 2021 the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

●	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 5

●	Providing fair and competitive compensation that provides pay for performance;

●	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

●	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

●	Available financial resources and the economic outlook affecting Fortuna’s business.

In 2021, the Compensation Committee engaged GGA to conduct a review of the competitiveness of the compensation levels for the senior executives and non-employee directors compensation against our primary peer group and supplemental benchmarks from GGA’s database. Based on GGA’s reports and on the recommendation of the Compensation Committee, the Board approved an increase of 3% in the base salaries of the NEOs (except that the base salary of the Senior Vice- President, Technical Services was increased by 23% in line with benchmark sources), no change to the short term incentive program targets (except that the short-term incentive of the Senior Vice-President, Technical Services was increased from 45 percent to 50 percent of base salary in line with benchmark sources), and a shift in the weighting of long term incentive program components with more emphasis being placed on performance contingent awards.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Our Governance” page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

●	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees; and

●	the Compensation Committee regarding CEO and CFO base salary adjustments, target annual performance-based cash incentives awards and actual pay-outs, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2020, the Compensation Committee engaged GGA to provide a report (the “2020 GGA Report”) regarding a review of the Company’s Share Unit Plan design and cost, and non-executive director equity award trends. In early 2021, the Compensation Committee engaged GGA to prepare reports (the “2021 GGA Reports” and together with the 2020 GGA Report, the “GGA Reports”) of the competitiveness of the compensation levels for the senior executives and non-employee directors compensation against the primary peer group and supplemental benchmarks from GGA’s database. The 2021 GGA Reports were expanded in scope to include a broader number of executives and senior-executives than in previous years.

The Committee and the Board considered the advice contained in the GGA Reports when determining the Company’s executive compensation program for 2020 and 2021.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 6

For the financial years ended December 31, 2020 and 2021, the Company paid independent compensation advisors the following amounts:

	2020		2021
Executive and Director Compensation-Related Fees - GGA	CAD $	15,736	CAD $	53,973
All Other Fees		Nil		Nil
Total	CAD $	15,736	CAD $	53,973

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options.

Due to the COVID-19 pandemic and the government mandated restrictions on the business of the Company and the resulting withdrawal of the Company’s 2020 operating guidance in April 2020, the base salaries of the Company’s executives for 2020 remained unchanged from 2019, and no PSUs were granted to executives. RSUs were granted in 2020, one-half of which were cash settled and the balance were share-settled. In 2021, the Company granted cash-settled RSUs and share- settled PSUs to its senior executives in order to align executive compensation with shareholder interests. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary

Base salaries are the only fixed pay

element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).

		Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance- Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.

Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.

At-Risk

Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 7

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the construction of the Lindero Mine) and receipt of the GGA Reports. GGA recommended the following criteria in creating our peer group:

●	companies of similar scope to Fortuna’s metrics including Lindero, primarily from a market capitalization perspective, but also considering other factors such as revenue, production levels, and total assets;

●	companies primarily mining for silver or other precious metals;

●	companies who are operational and produce revenue;

●	companies with a similar business strategy and scope of operations to Fortuna; and

●	publicly traded companies on major Canadian and U.S. exchanges.

Based on these factors and in discussion with GGA, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2021:

Alamos Gold Inc.	Equinox Gold Corp.	Pretium Resources Inc.
Argonaut Gold Corp.	First Majestic Silver Corp.	SSR Mining Inc.
Centerra Gold Inc.	Hecla Mining Company	Torex Gold Resources Inc.
Coeur Mining Inc.	Lundin Gold Inc.	Wesdome Gold Mines Ltd.
Dundee Precious Metals Inc.	New Gold Inc.
Eldorado Gold Corporation	OceanaGold Corp.

For 2022, as a result of the Acquisition, our peer group has been updated and expanded by GGA and we have replaced Argonaut Gold Corp., Pretium Resources Inc. and Torex Gold Resources Inc. with B2 Gold Corp., Hudbay Minerals Inc., IAMGOLD Corp., Pan American Silver Corp. and Yamana Gold Inc.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

●	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

●	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at- risk” for executives;

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 8

●	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

●	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

●	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

●	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

●	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

●	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan (“Stock Option Plan”) has been limited to 12,200,000 Common Shares under option for many years. In addition, deferred share units (“DSUs”) are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that one- half of RSUs granted in 2020 are to be paid out in stock, which is consistent with 2019 and 2018 and all RSUs granted in 2021 are to be paid out in cash. In 2020, we also reduced the maximum share reservation limit from 5% to 2.25% under our Share Unit Plan. See “Share Unit Plan” on page A-22.

●	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years

RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years

PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Clawback Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: (a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 9

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

NEO Compensation

During the fiscal year ended December 31, 2021, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

●	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),

●	Luis Ganoza Durant, the CFO (since June 5, 2006),

●	Eric Chapman, Senior Vice-President, Technical Services (since October 2021, formerly Vice-President, Technical Services from January 2017 to September 2021),

●	Manuel Ruiz-Conejo, Senior Vice-President, Mining (since October 2021, formerly Vice-President, Operations, August 2011 to September 2021), and

●	Jose Pacora, Senior Vice-President, Special Projects (since October 2021, formerly Vice-President, Project Development, November 2014 to September 2021).

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the GGA Reports in respect of executive officers base salaries for 2021. Base salaries of the NEOs had not been increased since 2019, and in 2021 were increased by 3% (except that the base salary of the Senior Vice-President, Technical Services was increased by 23% in line with benchmark sources).

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 10

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will approve the bonus target and form of scorecard for each of the CEO and CFO. The CEO will approve the bonus target and form of scorecard for each Chief Operating Officer and Senior Vice-President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In 2021, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for the executive officers as was similarly approved in 2019, prior to the COVID-19 pandemic. These annual performance-based cash incentives include the following variables:

•	Target levels: A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

•	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2021 GGA Reports, the Compensation Committee recommended, and the Board approved, that the bonus target levels for the Company’s 2021 NEO’s annual performance- based cash incentive should remain at the same competitive levels as 2020 (except for the Senior Vice-President, Technical Services whose target level was increased from 45% to 50%) as follows:

NEO	Target Annual Performance-Based Cash Incentive (% of Base Salary)	Corporate Objectives as a Percentage of Total Individual Performance Objectives for 2021
CEO	80%	100%
CFO	70%	75%
Senior VP, Technical Services	50%	60%
Senior VP, Mining	60%	75%
Senior VP, Special Projects	60%	60%

2021 Scorecards – Achievement Factors and Results

Each NEO’s annual performance-based cash incentive includes corporate and personal objectives. The corporate objectives that were set for 2021 include environmental and social governance targets which had a weighting of 35% of total objectives. The corporate objectives and the results for 2021 are set out in the tables below:

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 11

2021 Corporate Objectives and Results

Category & Weight	Sub Category	Sub Weight	KPI (Target - 100%)	Minimum (Incentive at 50%)	Maximum (Incentive at 150%)	Note	2021 Results	Incentive Score
Financial 25%	Financial	25.0%	Free Cash Flow (FCF)1 6: 138M - 183M	87M	≥227M	Target range based on guidance range. Minimum and Maximum consistent with cumulative effect of minimum and maximum production and cash cost[6] ranges	FCF: $97.4 M	60.2%
Operational 40%	Production	6.0%	Ag: 6.8M - 7.6M oz	6.1M oz	≥8.4M oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range	Production (Ag) 7.5 M oz	100.0%
		14.0%	Au: 178k - 202k oz	160k oz	≥222k oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range	Production (au): 150 k oz	25.0%
	Costs[2]	7.0%	AISC[6] San Jose: $12.4 - $14.7/oz Ag Eq.	17.3/oz Ag Eq.	≤10.6/oz Ag Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]	AISC San Jose: $14.5/oz Ag Eq	100.0%
		3.0%	AISC[6] Caylloma: $19.4 - $23.0/oz Ag Eq.	24.8/oz Ag Eq.	≤17.6/oz Ag Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]	AISC Caylloma: $19.4/oz Ag Eq	100.0%.
		10.0%	AISC[6] Mansfield: $730 - $860/oz Au	925/oz Au	≤665/oz Au	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from high/low end of guidance range for production and unit cash cost[6]	AISC Mansfield: $1,130/oz Au	0%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 12

ESG 35%	Safety [3]	7.5%	LTIFR: 1.50	2.48	<0.68	Range constructed as follows: Target 100%:+-10%. Threshold and Maximum is around 50% of target cap and floor, respectively	LTIFR: 1.80	91.0%
		7.5%	TRIFR: 4.80	7.92	<2.16	Range constructed as follows: Target 100%:+-10%. Threshold and Maximum is around 50% of target cap and floor, respectively	TRIFR: 3.72	113.9%
	Environment	5.0%	# of significant spills[4] = 0				0 significant spills	100.0%
	Social	5.0%	# of significant disputes with local communities related to land and the use of other resources[5] = 0	# of significant disputes ≤ 3 per operation			0 significant disputes with local communities	100.0%
	ESG Framework	10.0%	Implementation of ESG Framework	Below expectations	Above expectations	Board of Directors discretion	Above expectations	150.0%
100%		100.0%					CPI Result 2021	75.0%

CALCULATION FORMULA: Values outside 100% range calculated pro-rata based on limits corresponding to each range. Incentive for results below Minimum equals Nil, unless extenuating circumstances related to COVID-19 or other major events.

Notes:

1.	FCF: Metal prices on actual results will be normalized if lower than budget and left unadjusted if higher, as long as both production and opex targets are met.
2.	Cost: Ag Eq ratios fixed as follows: Au:Ag = 81.8, Pb:Ag = 86.4, Zn:Ag = 104.5.
3.	If fatality occurs at any company location, entire Safety metric default to 0.
4.	If a significant spill occurs at any company location, Environment metric default to 0. Significant spills: Any type of spill that meets one or more of the following parameters:
Permanent impact on multiple people: injury, damage, disability, or irreversible effect on health. Limited reversible impact on ecosystems, restoration is possible and takes more than 3 months.
Loss of trust and breakdown of communication with the community that generates actions against the company or generalized closure of 3 days or more.
Negative media coverage at the local level resulting in a partial loss of confidence.
5.	Significant disputes with local communities: Loss of trust and communication breakdown with communities that generates actions against the company and generalized closure of a minimum of 3 days.
6.	FCF, cash cost, and AISC are non-IFRS financial measures. See the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation.
7.	The 2021 Corporate Objectives and results in the above table refer solely to the Latin American operations, and do not include data from the Roxgold assets and operations as they were established prior to the Roxgold Acquisition. The 2022 Corporate Objectives include both Latin American and West African operations, see page A-19.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 13

The personal objectives and performance results for each of the NEOs for 2021 are as follows:

NEO	Objectives	Weighting	2021 Achievement	2021 Rating
CEO	Corporate Performance Indicator	100%	75% Achievement	75%

Additional Performance Criteria:

The Board determined that the Corporate scorecard did not define any performance conditions for acquiring and integrating Roxgold into Fortuna. After considering the corporate performance, the Board also considered additional performance that the CEO led through the fiscal year related to shareholder accretive activity outside of the Corporate scorecard. These additional performance conditions are summarized herein.

-     Roxgold Acquisition: Led the successful identification, negotiation and acquisition of Roxgold. The acquisition was key in achieving strategic objectives for assets with 10 years plus in LOM, drive consolidated production in excess of 400,000 ounces of gold equivalents per year, maintaining costs below the industry median.

-     Roxgold Integration: Led the successful integration of Roxgold. Of special consideration is the retention and affiliation of key staff in operations and business positions in West Africa. The promotion of SVP Exploration and SVP Sustainability from the ranks of Roxgold is a reflection of the added value of the acquisition.

-     San Jose EIA Extension: Personally led the initiatives and supported interactions with key stakeholders to revert the cancellation of the San Jose mine EIA.

				50%
	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 125%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 14

NEO	Objectives	Weighting	2021 Achievement	2021 Rating
CFO

Personal Performance:

Management Systems: Conclude KPI design Company-wide project and implement live tool for Lindero in 2021. Launch Enterprise Risk Management project to coalesce all risk management activities under a common methodology and structure.

Reporting: Deliver 2021 objectives as part of 2020 three year plan to transition Fortuna towards best practices in reporting and internal controls for a mid-size company. Tangible objectives should be laid out in terms of timing of internal and external reporting.

Financing: Restructure Fortuna’s existing credit facility considering the particular credit risk implications associated to the jurisdictions where the Company operates.

Corporate Performance:

Corporate Performance Indicator

Additional Performance Criteria:

10% 5% 10% 75%

KPI project was picked up after the acquisition and integration with Roxgold. The implementation phase was launched in October with a calendar spanning out to May 2022 for the three Latin operations.

- 100% Achievement

The Roxgold Acquisition and integration superseded Financial Reporting plans. The integration was executed on time and on budget. Layout of reporting objectives was put on hold as a result of the acquisition and the execution of the integration plan and key staff turnover. Internal controls were revamped with the hire of a Director of Risk and Compliance and an ERM Manager. A comprehensive plan is in progress for Q1 2022.

- 100% Achievement

The corporate facility was increased from $120 million to $200 million and the bank syndicate was expanded from 2 to 4 banks with the inclusion of institutions in West Africa.

- 100% Achievement

- 75% Achievement

The Board determined that the Corporate scorecard did not define any performance conditions for acquiring and integrating Roxgold into Fortuna. After considering the corporate performance, the Board also considered additional performance provided by the CFO during the fiscal year outside of the Corporate scorecard. These additional performance conditions are summarized herein.

-    Roxgold Acquisition: Provided key strategic advice and analysis leading to the successful identification, negotiation and acquisition of Roxgold. The acquisition was key in achieving strategic objectives for assets with 10 years plus in reserves, drive consolidated production in excess of 400,000 ounces of gold equivalents per year, maintaining costs below the industry median.

-    Roxgold Integration: Played a key role in the integration committee. Of special consideration is the effective role out of accounting and financial integration initiatives.

10% 5% 10% 56% 40%

OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 121%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 15

NEO	Objective	Weighting	2021 Achievement	2021 Rating
Senior VP, Technical Services	Personal Performance: Mineral Resources Mineral Reserves (MRMR): Supervise, validate, and ensure the timely delivery of annual MRMR estimates and related long term mine plans at all subsidiaries in accordance with industry best practices.	13.3%	All resource and reserve estimates and plans were consistent during 2021 - 100% Achievement	13%
	Technical Services Support: Support and guide technical service teams at corporate and subsidiary level in the organization of studies to optimize the value of Fortuna assets.	13.3%	Organised and managed the roll out of Datashed 5 to all subsidiaries and exploration to allow remote access worldwide to data. Co-ordinated and reviewed pit optimization and grade control studies at Lindero. Executed simulation studies for risk at Lindero and Yaramoko, - 100% Achievement	13%

	Technical Improvements and Innovation: coordinate and manage technical studies that have the potential to unlock operational improvements and innovation across the organization.	13.3%	Supported the implementation of Long Holes Stoping and Pillar Recovery studies at the San Jose mine. Commenced the study for the implementation of Long Hole Stoping at Caylloma. - 100% Achievement	13%
	Corporate Performance:

	Corporate Performance Indicator	60%	- 75% Achievement	45%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 85%

NEO	Objective	Weighting	2021 Achievement	2021 Rating
Senior VP, Mining

Personal Performance:

ESG: Consolidate the ESG management framework for its deployment and development of a sustainable culture in the corporation.

Operation Systems: Automation, control and management of the operative information at subsidiaries – phase I - Lindero

Operational Discipline: Foster a culture of best practices and oversight across all phases of capital project from inception to delivery

Corporate Performance:

Corporate Performance Indicator

10% 7.5% 7.5% 75%

Management framework implementation is well advanced addressing all necessary topics of climate change, TSF standards, human rights, etc. Consistent above median rating from rating agencies

- 100% Achievement

KPIs project in the final stage of implementation at Lindero

- 100% Achievement

Weakness in guidance procedure at Lindero leading to material revision during the year.

-25% Achievement

- 75% Achievement

10% 8% 2% 56%
OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 76%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 16

NEO	Objective	Weighting	2021 Achievement	2021 Rating
Senior VP, Special Projects	Personal Performance: Lindero Project: Determine lessons learned from Lindero construction and make recommendations to strengthen the project management culture in the organization	10%	- 75% Achievement	8%

	Brownfield Projects: Implement culture and best practices in the execution of projects in the subsidiaries.	10%	- 75% Achievement	8%

	Lindero: Continued support to the operations team on the ramp up	20%	- 50% Achievement	10%

	Corporate Performance:

	Corporate Performance Indicator	60%	- 75% Achievement	45%

	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 70%

Annual Performance-Based Cash Incentives Awarded for Fiscal 2021 Performance

The 2021 Corporate Objectives and Results (refer to pages A-12 and A-13) on which the annual performance-based cash incentives were awarded for fiscal 2021 performance, refer solely to data from the Latin American operations, and do not include data from the Roxgold assets and operations.

In the first half of 2021, operations at Lindero continued to be directly and indirectly impacted by COVID-19 and operational issues, which significantly impacted commissioning, the ramp-up of production and resulted in a decrease in annual production. As a result, the Company revised its consolidated production and cost guidance for Lindero for the year. In 2021, our consolidated lost time injury frequency rate at our Latin American operations was impacted mainly by lower performance at the San Jose mine. Health and safety performance continued to improve at Lindero, while safety performance at Caylloma was in line with its annual performance targets. The consolidated total recordable frequency injury rate (“TRIFR”) at our Latin American operations of 3.72 in 2021 was an improvement over the target for 2021 of 7.92. The Company had zero significant spills and zero significant disputes with local communities at its operations in Latin American in 2021. The Company made significant efforts in 2021 to strengthen its commitment and approach to sustainability which is more particularly discussed in the Company’s fourth annual Sustainability Report for fiscal 2021 (see news release dated May 2, 2022) and by the continued implementation of its ESG Framework.

Based on the foregoing factors, and on the personal performance of our NEOs for 2021, annual performance-based cash incentives for the financial year ended December 31, 2021 were determined in March 2022 and paid to NEOs as follows:

NEO	Annual Performance-Based Cash Incentive Amount	Achievement Level Percentage
Jorge Ganoza Durant, President & CEO	$637,000	125%
Luis Ganoza Durant, CFO	$351,383	121%
Eric Chapman, Senior VP, Technical Services	$134,9381	85%
Manuel Ruiz-Conejo, Senior VP, Mining	$168,341	76%
Jose Pacora, Senior VP, Special Projects	$122,640	70%

Note:

1.	In addition to this amount, Mr. Chapman was paid a special cash bonus in 2021 of $39,697 relating to the Roxgold Acquisition.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 17

Forward-Looking 2022 Performance Targets

In response to requests from the investment and governance communities, we disclose the following the forward-looking short-term incentive Corporate Performance Indicators for NEOs for 2022 (which encompass more environmental and social governance targets, including climate change, than in previous years and a weighting of 35% of total objectives):

2022 Corporate Performance Objectives:

Category	Weight	Sub Category	Sub Weight	KPI	Minimum (Min) (Incentive at 50%)	Target (Incentive at 100%)	Maximum (Max) (Incentive at 150%)	Note
Financial	10%	Financial	10.0%	Free Cash Flow (FCF)[1]	FCF = $ 70M	$ 88M - $ 124M	FCF ≥ $ 141M	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint
Operational	30%	Production	4.0%	Ag production	Ag production = 5.8M oz	6.2M - 6.9M oz	Ag production ≥ 7.1M oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint
			11.0%	Au production	Au production = 234k oz	244k - 280k oz	Au production ≥ 294k oz	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint
		Costs	15.0%	Global total AISC[2]	AISC = $1480 /oz Au Eq.	$1360 - $1120 /oz Au Eq.	AISC ≤ 1030 /oz Au Eq.	Target range based on guidance range. Minimum and Maximum calculated +-10% deviation from guidance midpoint. Excludes corporate G&A
Growth	25%	Seguela Construction	12.5%	Schedule performance index (SPI)	SPI = 0.86	0.96 - 1.00	SPI ≥ 1.05	Minimum target - Project on track to be completed in Q3 2023 Target - Project on track to be completed in Q2 2023 Maximum target - Project completed ahead of schedule
			12.5%	Cost performance index (CPI)	CPI = 0.95	0.98 - 1.00	CPI ≥ 1.02	Minimum target - Tracking over budget / up to $9.5M additional contingency to be used (5% over budget) Target - On budget / budgeted contingency used Maximum target - Below budget

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 18

ESG	35%	Safety[3]	5.0%	Safety Leading activities	Less than 85% of the safety inspections done and 75% corrective actions implemented on time	85% ≤ Inspections done ≤ 100% and 75% ≤ corrective actions implemented on time ≤85%	More than 85% corrective actions implemented on time
			5.0%	TRIFR	TRIFR > 4.87	3.65 - 4.87	TRIFR < 3.65	TRIFR target for 2022 is at 4.06. Range constructed as follows: Target 100%:-10% for more bonus and +20% for less bonus. Threshold and Maximum is around 50% of target cap and floor, respectively
		Environment[4]	5.0%	Environmental Leading activities	Less than 80% of the environmental inspections done	80% ≤ inspections done ≤ 100%	More than 100% of the environmental inspections done
		Social[5]	5.0%	# communities engagement activities	Less than 80% of the engagement activities done	80% ≤ engagement activities done ≤ 100%	More than 100% of the engagement activities done
		Climate Change	5.0%	Implementation of Climate Change strategy	Below expectations	Meets expectations	Above expectations	Based on 2022 work plan implementation (as approved by the Board in January 2022)
		ESG framework & ratings	10.0%	Implementation of ESG Framework & ratings agencies assessment	Below expectations	Meets expectations	Above expectations	Based on 2022 work plan implementation (as approved by the Board in January 2022)

CALCULATION FORMULA: Values outside 100% range calculated pro-rata based on limits corresponding to each range. Incentive for results below Minimum equals Nil, unless extenuating circumstances related to COVID-19 or other major events.

Notes:

1.	FCF: Metal prices on actual results will be normalized if lower than budget and left unadjusted if higher, as long as both production and opex targets are met.
2.	Cost: Ag Eq ratios fixed as follows: Au:Ag = 77.3, Au:Pb = 0.81, Au:Zn = 0.63
3.	If fatality occurs at any company location, entire Safety metric default to 0.
4.	If a significant spill occurs at any company location, Environment metric default to 0.
Significant spills: Any type of spill that have a level of consequence equal or above Moderate according to the Corporate Risk Matrix concerning the Environmental and/or Reputational aspects.
5.	If a significant dispute occurs at any company location, Social metric default to 0.
Significant disputes: Any type of dispute that have a level of consequence equal or above Important according to the Corporate Risk Matrix concerning the Community and/or Reputational aspects

2022 NEO Performance Objectives:

The following table sets out the weighting of each NEO’s short-term incentive of the 2022 Corporate Performance Objectives set out above:

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 19

NEO	Weighting of 2022 Corporate Performance Objectives
Jorge Ganoza Durant, President & CEO	100%
Luis Ganoza Durant, CFO	80%
Eric Chapman, Senior VP, Technical Services	70%
Manuel Ruiz-Conejo, Senior VP, Mining	50%
Jose Pacora, Senior VP, Special Projects	50%

Medium- and Long-Term Incentives

Stock Option Plan

The Stock Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of Common Shares, and to provide our personnel with a significant incentive to continue and increase their efforts in advancing the Company’s operations. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options have been granted annually since the establishment of the Stock Option Plan in 2011 through 2015, and in 2017 and 2018. However, during the years ended December 31, 2019, 2020 and 2021, no stock options were granted. When stock options are granted, they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through DSUs.

The Stock Option Plan was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The material terms of the Stock Option Plan are summarized as follows:

1.	options may be granted under the Stock Option Plan to such directors, officers, employees and service providers of Fortuna or its subsidiaries as the Board may from time to time designate;
2.	the Stock Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 4.185% of the issued and outstanding Common Shares as at December 31, 2021);
3.	Fortuna currently has options outstanding to purchase 1,013,943 Common Shares (0.348% of Fortuna’s current issued share capital) and as a result of option exercises and cancellations since the Stock Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,233,736 (0.766% of Fortuna’s current issued share capital). Such options do not include the Legacy Options which entitle the holders to purchase up to 127,350 common shares of Fortuna;
4.	the number of options granted to independent directors in any 12 month period cannot exceed 1% of Fortuna’s total issued and outstanding securities (the Company has not issued stock options to independent directors since 2013);
5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless Fortuna has obtained disinterested shareholder approval;
6.	the number of Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of Fortuna, at any time, under the Stock Option Plan, or when combined with all of Fortuna’s other security-based compensation arrangements, cannot exceed 10% of Fortuna’s total issued and outstanding securities, respectively;
7.	the minimum exercise price of an option shall not be less than the closing price of the Common Shares as traded on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the TSX at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Fortuna Shares as determined by the Board;

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 20

8.	the exercise price of an option may not subsequently be reduced;
9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;
10.	options are non-assignable and non-transferable;
11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of Fortuna or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;
12.	unless otherwise determined by the Board, if an optionee’s employment or service with Fortuna is terminated by Fortuna without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;
13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by Fortuna within 12 months after a change of control of Fortuna, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of Fortuna of its subsidiaries, then all of his or her outstanding options shall immediately vest;
14.	the Stock Option Plan contains a provision that allows the Board to amend the Stock Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Stock Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Stock Option Plan; to add a cashless exercise feature to the Stock Option Plan; and to extend the term of any option previously granted under the Stock Option Plan. However, shareholder approval shall be obtained to any amendment to the Stock Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Stock Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Stock Option Plan;
15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in Fortuna’s corporate structure or capitalization; and
16.	Fortuna may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that Fortuna will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established the Share Unit Plan which initially provided for the granting of RSUs only, but was amended in March 2015 to include PSUs. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 21

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

On April 20, 2020, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, an amendment to the Share Unit Plan which reduced the number of shares that can be issued upon vesting of Share Units at the time of grant from 5% to 2.25%. This amendment was made to better align the Share Unit Plan with governance best practices.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 5,830,587 Common Shares as at December 31, 2021. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

As at the date of this Circular, an aggregate of 2,150,531 Common Shares are issuable pursuant to share-settled Share Units granted under the Share Unit Plan (0.738% of the Company’s current issued share capital) and as a result of the settlement of share units and cancellations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 4,423,438 (1.517% of the Company’s current issued share capital). Such share units do not include the Legacy Share Units which entitle the holders on settlement to an aggregate of up to 1,131,893 common shares of Fortuna or their cash equivalent.

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the Share Unit Plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 22

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 23

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

Legacy Share-Based Compensation Plans

In connection with the closing of the Roxgold Acquisition, Fortuna issued certain replacement options (“Legacy Options”) and assumed certain share units (“Legacy Share Units”) which continue to be governed by the terms of the stock option plan of Roxgold dated March 5, 2020 (as amended) (the “Legacy Option Plan”) and the restricted share unit plan of Roxgold dated December 18, 2012 (as amended) (the “Legacy RSU Plan”). As of the date of this Circular, there are 127,350 outstanding Legacy Options exercisable for 127,350 Common Shares and 1,131,893 outstanding Legacy Share Units that eligible for settlement for 1,131,893 Common Shares or the cash equivalent. The Company does not intend to make any subsequent grants of securities under the foregoing plans.

Summary of Legacy Option Plan

The board of directors of Roxgold adopted the Legacy Option Plan dated effective April 30, 2009, which was subsequently amended and restated on March 5, 2020 and ratified and/or amended, as applicable, by the shareholders of Roxgold at the 2013, 2014, 2015, 2016, 2019 and 2020 annual and special meetings. The material terms of the Legacy Option Plan are summarized as follows:

1.	the Legacy Option Plan is administered by the Board, or if the Board so designates, a committee of the Board appointed in accordance with the Option Plan;
2.	all options granted under the Legacy Option Plan shall expire not later than that date which is 5 years from the date such options were granted;
3.	following the termination of an optionee’s employment, directorship, consulting agreement or other qualified position other than for cause, unless otherwise determined by the Board of the Company at the time of grant, or by the Board with the consent of the optionee at any time prior to expiry of an option, optionee shall have the right to exercise the option under the Legacy Option Plan for a period of 90 days;
4.	an option granted under the Legacy Option Plan will terminate on the earlier of one year following the death of the optionee and the option’s regular expiry date;
5.	the exercise price to each optionee for each option shall be determined by the Board but shall not, in any event, be less than the “market price” of the Shares as traded on the TSX, or such other price as may be agreed to by the Company and accepted by the TSX;
6.	the Board has the authority to amend the terms of the Legacy Option Plan, subject to the approval of the TSX and, if required, the approval of the shareholders of the Company;

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 24

7.	if the Company is in blackout period at the time the options expire that prevent the optionee from exercising those options, the Board has the authority to extend the terms of the options;
8.	an option granted under the Legacy Option Plan shall not be transferable or assignable by an optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the optionee only by such optionee;
9.	in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable; and
10.	options granted to senior executives will vest one-third (1/3) on each of the 12, 24 and 36 month anniversaries of the grant.

Summary of Legacy RSU Plan

The board of directors of Roxgold adopted the Legacy RSU Plan dated effective December 18, 2012, which was subsequently ratified and/or amended, as applicable, by shareholders of Roxgold at the 2013, 2014, 2016, 2017 and 2019 annual and special meetings. The material terms of the Legacy RSU Plan are summarized as follows:

1.	the Legacy RSU Plan is administered by the Board. The Board has the authority to delegate all of its powers and authority under the Legacy RSU Plan to the Compensation Committee or to another committee of the Board;
2.	legacy RSUs are akin to the legacy DSUs and “phantom shares” that track the value of the underlying Common Shares but do not entitle the recipient to the actual underlying Common Shares until such legacy RSUs vest. The Legacy RSU Plan permits the Board to grant awards of legacy RSUs to legacy RSU grantees;
3.	upon vesting, the legacy RSUs will be, subject to any requisite approval of the shareholders and any stock exchange upon which the Common Shares of the Company are listed, converted on a one-for-one basis for freely tradable, non-restricted shares; otherwise, legacy RSUs will be settled through a cash payment equal to the fair market value of the legacy RSUs as of the date of vesting;
4.	the Board has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to a legacy RSU vesting. Any performance objectives to be met are established by the Board at the time of grant of the legacy RSU. Legacy RSUs shall expire if they have not vested prior to an expiry date to be set by the Board, which shall be no later than the end of the third year following the grant date of the legacy RSUs, and will be terminated to the extent the performance objectives (in whole or in part, as applicable) or other vesting criteria have not been met. Legacy RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the legacy RSU grantee’s beneficiary or estate, as the case may be, upon the death of the legacy RSU grantee) during the vesting period;
5.	legacy RSUs will remain outstanding and vest in accordance with their terms notwithstanding the subsequent termination of employment of a legacy RSU grantee, unless the legacy RSU grantee is terminated by the Company with cause, in which case all unvested legacy RSU awards of the legacy RSU grantee will be forfeited and cancelled without payment unless the Board determines otherwise. In the event of a change of control of the Company and the subsequent termination of the legacy RSU grantee, or a decrease or diminishment of the legacy RSU grantee’s duties, the legacy RSUs will immediately vest and legacy RSU award will be paid out. Upon resignation of a participant, legacy RSUs for which performance and other vesting criteria have been met will remain outstanding, and all other legacy RSUs will be forfeited for no consideration unless the Board otherwise determines;
6.	the Board may, at any time and from time to time, amend, suspend or terminate the Legacy RSU Plan as to any Common Shares of which legacy RSU awards have not been made, subject to the restrictions set forth in the Legacy RSU Plan; and
7.	legacy RSUs granted under the Legacy RSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a recipient dies the legal representatives of the recipient will be entitled to receive the amount of any payment otherwise payable to the recipient under the Legacy RSU Plan.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 25

Annual Burn Rate

The table below sets out the number of Options and Share Units granted during the past three fiscal years, expressed as a percentage of the weighted average number of Fortuna Shares outstanding for the respective fiscal year (the numbers do not include Legacy Options or Legacy Share Units, and the table does not include the Legacy Options or the Legacy Share Units):

Type of Security	2021	2020	2019
Stock Options	Nil	Nil	Nil
Share-settled Share Units	0.50%	0.47%	0.66%

PSUs Granted in 2018

On March 19, 2018, the Board approved the granting of PSUs (the “2018 PSUs”) to certain senior executives. The 2018 PSUs have the following performance and vesting metrics:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	By December 31, 2018: (i) construction costs at the Lindero Project are within 15% of budgeted US$201 million CAPEX; and (ii) project activities have been completed according to the Board approved schedule.
24 months from grant	30%	By September 30, 2019: (i) commissioning phase at the Lindero Project is complete, with principal unit operations within 15% of design parameter, and start of commercial operations declared; and (ii) total construction costs at Lindero within 15% of budgeted US$ 239 million CAPEX.
36 months from grant	50%	By December 31, 2020: Total Company production in 2020 is within 15% of budget of 8.5 million ounces silver and 186,000 ounces gold.

On March 19, 2019, a total of 150,325 Common Shares were issued to NEOs on the vesting of the first tranche of the 2018 PSUs, and on March 19, 2020, a total of 170,229 Common Shares were issued to NEOs on the vesting of the second tranche of the 2018 PSUs. The number of Common Shares issued on the vesting of the final tranche of the 2018 PSUs on March 19, 2021 represents a 75% achievement and therefore, a reduction from 50% to 37.5% of the PSUs eligible to be vested.

NEO	No. of 2018 PSUs	Maximum 50% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	517,187	258,594	75%	193,9458	64,649
Luis Ganoza Durant, CFO	354,643	177,322	75%	132,991	44,331
Manuel Ruiz-Conejo, VP Operations	73,884	36,942	75%	27,707	9,235

Over the life of the 2018 PSUs, 70.5% of the originally granted PSUs were paid out over 3 years and 29.5% of the PSUs were forfeited as a result of the performance metrics not being met in a timely manner.

PSUs Granted in 2019

On March 15, 2019, the Board approved the following grants of PSUs (the “2019 PSUs”) to the NEOs, which are subject solely to performance targets related 50% to three-year Total Shareholder Return and 50% to Return on Assets:

NEO	No. of 2019 PSUs
Jorge Ganoza Durant, President & CEO	156,900
Luis Ganoza Durant, CFO	62,591
Eric Chapman, Senior VP, Technical Services	25,440
Manuel Ruiz-Conejo, Senior VP, Mining	46,929
Jose Pacora, Senior VP, Special Projects	46,890

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 26

The 2019 PSUs are subject to the corporate performance and time-vesting metrics set out below:

Vesting/Payout Date	Amount Vested	Performance Targets
12 months from grant	20%	See the 2019 Corporate Performance Targets table below
24 months from grant	30%	See the 2019 Corporate Performance Targets table below
36 months from grant	50%	See the 2019 Corporate Performance Targets table below

The 2019 PSUs are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. See the table below.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 27

2019 PSUs - Corporate Performance Targets

The corporate performance targets set for the 2019 PSUs are as follows:

Category	Weight	Threshold	50% range	100% range	200% range	Note
TSR	50%	NA	-750 bps	0 bps	+750 bps	Rolling 3-year TSR against GGA Primary Peer Group
ROA[12]	50%	6%	6%<=ROA<8%	8%<=ROA<=12%	12%<ROA<=14%	ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non-recurring items plus the after-tax interest expense. The Adjusted Opening Balance of Assets is based on balances as at the end of the prior fiscal period and consists of non-current assets and net working capital. Non- current assets include add- backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities.	Values outside 100% range calculated pro- rata based on limits corresponding to each range
	100%

Notes:

1.	OA 200% range payable only if TSR>=100%
2.	ROA is a Non-IFRS financial measure. Please see the “Non-IFRS Financial Measures” section of this Statement of Executive Compensation for further information

First Tranche Vesting of 2019 PSUs for Fiscal 2019 Performance

Based on a 75% achievement of the 2019 Corporate Performance Targets, the number of Common Shares issued on the vesting of the first tranche of the 2019 PSUs represents a reduction from 20% to 15% of the shares eligible to be vested. Therefore, on March 15, 2020, an aggregate of 53,467 Shares were issued to NEOs for the first tranche of the 2019 PSUs eligible for vesting, and 17,130 PSUs were forfeited.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 28

Second Tranche Vesting of 2019 PSUs for Fiscal 2020 Performance

The corporate achievement results for 2020 are as follows:

Corporate Performance Goals	2020 Result	Weighting	2020 Rating
Return on assets

ROA[1] 2020: 9.1%

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non-recurring items plus the after tax interest expense. The Adjusted Opening Balance of Assets is based on balances at the end of the prior fiscal period and consists of non-current assets and net working capital . Non-current assets include add-backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities

		50%	100%

Total shareholder return vs. peer group	-267 bps	50%	82%
		100%	91%

Note:

1.	ROA is a Non-IFRS financial measure. Please see the “Non-IFRS Financial Measures” section of this Statement of Executive Compensation.

As set forth above, the Company’s corporate objectives for 2020 with respect to Return on Assets were met; however, the impact of the COVID-19 pandemic and the construction and commissioning of the Lindero Mine during the year negatively impacted the corporate objective regarding total shareholder return.

Based on the 91% achievement of the 2020 Corporate performance Targets, the number of Common Shares issued on the vesting of the second tranche of the 2019 PSUs represents a reduction from 30% to 27.3% of the PSUs eligible to be vested. Therefore, on March 15, 2021, an aggregate of 97,310 Common Shares were issued to NEOs for the second tranche of the 2020 PSUs eligible for vesting, and 9,624 PSUs were forfeited, as follows:

NEO	Maximum 30% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	47,070	91%	42,834	4,236
Luis Ganoza Durant, CFO	18,777	91%	17,087	1,690
Eric Chapman, Senior VP, Technical Services	7,632	91%	6,945	687
Manuel Ruiz-Conejo, Senior VP, Mining	14,079	91%	12,812	1,267
Jose Pacora, Senior VP, Special Projects	14,067	91%	12,801	1,266

Share Units Granted in 2020

Due to the uncertainties around the impact and the duration of the COVID-19 pandemic on the Company’s business and operations, when the production guidance for 2020 was withdrawn the individual annual performance scorecards for NEOs which include corporate performance metrics for 2020 were suspended. As a result, it was not deemed appropriate in the circumstances to grant PSUs in 2020. On the recommendation of the Compensation Committee, on April 20, 2020, the Board approved the granting of an aggregate of 1,630,440 RSUs during the 2020 financial year to the senior executives of the Company, which includes an aggregate of 1,292,760 RSUs granted to the NEOs. Fifty percent of the 2020 RSUs are share settled and the balance settle in cash. All 2020 RSUs have the following vesting restrictions: 20% vest one year after granting, 30% vest two years after granting, and the remaining 50% vest three years after granting.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 29

PSUs Granted in 2021

On April 27, 2021, the Board approved the following grants of PSUs (the “2021 PSUs”) to the NEOs, which are subject to performance targets related 50% to three-year Total Shareholder Return and 50% to Return on Assets, which is intended to further align management of our business with long-term shareholder interest:

NEO	No. of 2021 PSUs
Jorge Ganoza Durant, President & CEO	515,004[1]
Luis Ganoza Durant, CFO	176,007[2]
Eric Chapman, Senior VP, Technical Services	124,721[3]
Manuel Ruiz-Conejo, Senior VP, Mining	34,439
Jose Pacora, Senior VP, Special Projects	34,408

Notes:

1.	An aggregate of 400,012 of these PSUs were granted as special retention PSUs

2.	An aggregate of 130,090 of these PSUs were granted as special retention PSUs

3.	An aggregate of 100,785 of these PSUs were granted as special retention PSUs

(collectively, the “Special Retention PSUs”)

The Compensation Committee reviewed the opportunity to mitigate executive retention risks through a grant of Special Retention PSUs to certain NEOs whom the Compensation Committee considered critical to be retained during – and after – the execution of the Company’s expansion of operations through the completion of construction of the Lindero Mine.

The 2021 PSUs are subject to the corporate performance and time-vesting metrics set out below:

Vesting/Payout Date	Amount Vested	Performance Targets
12 months from grant	20%	See the 2021 Corporate Performance Targets table below
24 months from grant	30%	See the 2021 Corporate Performance Targets table below
36 months from grant	50%	See the 2021 Corporate Performance Targets table below

The 2021 PSUs are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. See the table below.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 30

2021 PSUs - Corporate Performance Targets The corporate performance targets set for the 2021 PSUs are as follows:
Category	Weight	Threshold	50% range	100% range	200% range	Note
TSR	50%	NA	-750 bps	0 bps	+750 bps	Rolling 3-year TSR against GGA Primary Peer Group
ROA[1]	50%	ROA<6%	6%≤ROA<8.5%	8.5%≤ROA<13.5%	13.5%<ROA

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write- downs and certain non-cash, non-recurring items plus the after-tax interest expense.

The Adjusted Opening Balance of Assets is based on balances at the end of the prior fiscal period and consists of non-current assets and net working capital . Non- current assets include add- backs for any prior year impairments and other write- downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non- interest-bearing current liabilities.

						Values outside 100% range calculated pro-rata based on limits corresponding to each range
	100%

Note:

1 ROA 200% range payable as long as TSR>=100%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 31

First Tranche Vesting of 2021 PSUs for Fiscal 2021 Performance

The corporate achievement results for 2021 are as follows:

Corporate Performance Goals	2021 Result	Weighting	2021 Rating
Return on assets

ROA[1] 2021: 9.2%

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non- recurring items plus the after tax interest expense. The Adjusted Opening Balance of Assets is based on balances at the end of the prior fiscal period and consists of non-current assets and net working capital . Non-current assets include add-backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities

		50%	100%
Total shareholder return vs. peer group	1,753 bps	0%	0%
		50%	50%

Notes:

1.	ROA 200% range payable as long as TSR>=100%

2.	ROA is a Non-IFRS financial measure. Please see the "Non-IFRS Financial Measures" section of this Statement of Executive Compensation.

As set forth above, the Company’s corporate objectives for 2021 with respect to Return on Assets were met; however, the Lindero Mine suffered from COVID-19 related production, commissioning and ramp-up restrictions in the first half of 2021 and operational issues incurred in the ramp-up phase during the year which negatively impacted the corporate objective regarding total shareholder return.

Based on the 50% achievement of the 2021 Corporate performance Targets, the number of Common Shares issued on the vesting of the first tranche of the 2021 PSUs represents a reduction from 50% to 25% of the PSUs eligible to be vested. Therefore, on March 15, 2022, an aggregate of 88,455 Common Shares were issued to NEOs for the first tranche of the 2021 PSUs eligible for vesting, and 88,461 PSUs were forfeited, as follows:

NEO	Maximum 20% Vest	Performance Payout Percentage	Final No. of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	103,001	50%	51,500	51,501
Luis Ganoza Durant, CFO	35,201	50%	17,600	17,601
Eric Chapman, Senior VP, Technical Services	24,944	50%	12,472	12,472
Manuel Ruiz-Conejo, Senior VP, Mining	6,888	50%	3,444	3,444
Jose Pacora, Senior VP, Special Projects	6,882	50%	3,441	3,441

Performance Graphs

Total Shareholder Return

The following graph compares the total cumulative shareholder return over the past five fiscal years, for $100 invested in Common Shares at the beginning of the period with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. With the acquisition of Roxgold and its gold producing Yaramoko Mine and development-stage Séguéla gold Project, the Company’s share price performance may be increasingly influenced by the price of gold. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 32

Total Shareholder Return Performance Graph

180
160
140
120
100
80
60
40
20
0

	2016	2017	2018	2019	2020	2021
Fortuna Silver	100	86.43	65.88	69.7	137.81	65.07
S&P/TSX Global Mining Index	100	114.69	107.49	130.69	161.43	164.85
S&P/TSX Composite Index	100	109.1	99.4	122.14	128.98	161.34

The Company has experienced significant and steady operational growth over the past five years, evolving to its current position as a global intermediate gold and silver producer with four operating mines and a fifth mine under construction. Significant accomplishments during the past several years include the construction of and commencement of commercial production at the Lindero Mine, and the acquisition of Roxgold which resulted in strong financial results for 2021 based on record production from the Company’s four operating mines in Argentina, Burkina Faso, Mexico and Peru. This growth in the Company’s operations occurred while challenges relating to COVID-19 and the extension of the San Jose Mine environment impact authorization were overcome by focussed management committees and execution.

In order to support the Company’s goal of managing costs during fluctuating market conditions, management compensation levels for 2016, 2017 and 2018 were unchanged from 2015, other than a slight increase made in 2018 to the annual base salary of our CFO. More recently, annual base salaries of our NEOs increased by 3% in 2019, were unchanged in 2020 and were increased by 3% in 2021, other than a 23% increase made in 2021 to the annual base salary of our Senior VP, Technical Services.

Growth Metrics

The Compensation Committee has evaluated the Company’s relative performance of various key business growth metrics including EBITDA, revenue and gold production. As illustrated below, the metrics reflect that 2021 was a year of steady performance for the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 33

NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

AT RISK PAY - 88%

	2021	2020	2019
Base salary	$637,000	$618,000	$618,000
Annual incentive	$637,000	$440,016	$346,080
Share Units	$3,969,626	$1,421,600	$1,421,600
Stock Options	$0	$0	$0
Total Direct Compensation	$5,243,626	$2,479,616	$2,385,680

Share Ownership (December 31, 2021)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$1,911,000	$11,458,308	✓

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 34

LUIS GANOZA DURANT, Chief Financial Officer

AT RISK PAY - 81%

	2021	2020	2019
Base salary	$414,000	$401,700	$401,700
Annual incentive	$351,383	$272,051	$214,407
Share Units	$1,398,348	$567,110	$567,110
Stock Options	$0	$0	$0
Total Direct Compensation	$2,163,731	$1,240,861	$1,183,217

Share Ownership (December 31, 2021)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$414,000	$4,824,974	✓

ERIC CHAPMAN, Senior VP, Technical Services

AT RISK PAY - 78%

	2021	2020	2019
Base salary	$306,533	$240,680	$243,294
Annual incentive	$174,645	$109,822	$89,776
Share Units	$936,697	$229,041	$231,529
Stock Options	$0	$0	$0
Total Direct Compensation	$1,417,876	$579,543	$564,599

Share Ownership (December 31, 2021)
Target		Target Value		Total Acquisition Value	Target Met
1x base salary	CAD$	398,100	CAD$	2,754,256	✓

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 35

MANUEL RUIZ-CONEJO, Senior VP, Mining

AT RISK PAY - 62%

	2021	2020	2019
Base salary	$371,000	$360,500	$360,500
Annual incentive	$168,341	$184,937	$135,188
Share Units	$434,008	$425,200	$425,200
Stock Options		$0	$0
Total Direct Compensation	$973,349	$970,637	$920,888

Share Ownership (December 31, 2021)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$371,000	$1,977,523	✓

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 36

JOSE PACORA, Senior VP, Special Projects

AT RISK PAY - 66%

	2021	2020	2019
Base salary	$292,000	$283,250	$283,250
Annual incentive	$122,640	$511,408	$250,676
Share Units	$433,612	$424,850	$424,850
Stock Options	$0	$0	$0
Total Direct Compensation	$848,252	$1,219,508	$958,776

Share Ownership (December 31, 2021)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$292,000	$1,411,445	✓

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase or decrease in the award values as at the vesting/payout dates due to increases or decreases in the Company’s stock prices. Such amounts are reflected under the heading “All Other Compensation” in the table below.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2021, 2020 and 2019:

					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards	Annual Incentive Plans(2)	Long-term Incentive Plans	All Other Compensation (3)	Total Compensation
Jorge Ganoza Durant(4)	2021	$637,000	$3,969,626	N/A	$637,000	Nil	$36,686	$5,280,312
CEO	2020	$618,000	$1,421,600	N/A	$440,016	Nil	$35,699	$2,515,315
	2019	$618,000	$1,421,600	N/A	$346,080	Nil	$260,115	$2,645,795

Luis Ganoza Durant	2021	$414,000	$1,398,348	N/A	$351,383	Nil	$22,253	$2,185,984
CFO	2020	$401,700	$567,110	N/A	$272,051	Nil	$79,385	$1,320,246
	2019	$401,700	$567,110	N/A	$214,407	Nil	$143,584	$1,326,801

Eric Chapman(5)	2021	$306,533	$936,697	N/A	$174,645	Nil	$40,688	$1,458,564
Senior VP, Technical	2020	$240,680	$229,041	N/A	$109,822	Nil	$18,357	$597,900
Services	2019	$243,294	$231,529	N/A	$89,776	Nil	$28,681	$593,280

Manuel Ruiz-Conejo	2021	$371,000	$434,008	N/A	$168,341	Nil	$28,132	$1,001,481
Senior VP, Mining	2020	$360,500	$425,200	N/A	$184,937	Nil	$18,063	$988,700
	2019	$360,500	$425,200	N/A	$135,188	Nil	$114,488	$1,035,376

Jose Pacora	2021	$292,000	$433,612	N/A	$122,640	Nil	$6,930	$855,182
Senior VP, Special	2020	$283,250	$424,850	N/A	$511,408	Nil	$9,900	$1,229,408
Projects	2019	$283,250	$424,850	N/A	$250,676	Nil	$74,798	$1,033,574

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 37

Notes:

1.	The 2021 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$7.90. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2021 year average exchange rate of CAD$1.00 = US$0.7976. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2021. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2021 of CAD$1.00 = US$0.7888. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2021 are $1,299,058 for Jorge Ganoza Durant, $453,052 for Luis Ganoza Durant, $309,226 for Eric Chapman, $123,609 for Manuel Ruiz-Conejo, and $123,498 for Jose Pacora.

The performance metrics for the 2021 PSUs relate solely to three-year Total Shareholder Return (50%) and Return on Assets (50%) (see page A-31 – “PSUs Granted in 2021”). The grant date fair market value of the 2021 PSUs is $731,900 for Jorge Ganoza Durant, $292,250 for Luis Ganoza Durant, $152,351 for Eric Chapman, $219,200 for Manuel Ruiz-Conejo, and $219,000 for Jose Pacora, of which NIL 2021 PSUs had vested or been paid as of December 31, 2021.

The 2020 amounts represent the grant date fair market value of cash-settled and share-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.32. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2020 year average exchange rate of CAD$1.00 = US$0.7456. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2020. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2020 of CAD$1.00 = US$0.7854. The accounting fair values for share-settled RSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2020 are $1,160,853 for Jorge Ganoza Durant, $463,089 for Luis Ganoza Durant, $120,635 for Eric Chapman, $347,215 for Manuel Ruiz-Conejo, and $346,928 for Jose Pacora.

The 2019 amounts represent the grant date fair market value of share-settled RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.83. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2019 year average exchange rate of CAD$1.00 = US$0.7537. The accounting fair value of the RSUs and PSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU/PSU deemed to have vested (but not actually vested) as at December 31, 2019. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2019 are $588,480 for Jorge Ganoza Durant, $234,758 for Luis Ganoza Durant, $92,611 for Eric Chapman, $176,016 for Manuel Ruiz-Conejo, and $175,869 for Jose Pacora.

The performance metrics for the 2019 PSUs relate solely to three-year Total Shareholder Return (50%) and Return on Assets (50%) (see page A-27 – “PSUs Granted in 2019”). The grant date fair market value of the 2019 PSUs is $568,640 for Jorge Ganoza Durant, $226,844 for Luis Ganoza Durant, $92,201 for Eric Chapman, $170,080 for Manuel Ruiz-Conejo, and $169,940 for Jose Pacora, of which NIL 2019 PSUs had vested or been paid as of December 31, 2019.

2.	Amounts represent bonuses earned for the applicable year.

3.	Includes health and life insurance premiums paid on behalf of NEOs; contributions to a registered retirement savings plan established effective January 1, 2019 for executive officers and employees who are resident in Canada; unused vacation paid out, if applicable; and where the sum of an RSU and PSU, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included.

4.	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company.

5.	Eric Chapman was designated as a NEO based on his total compensation paid for the fiscal year 2021.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 38

Incentive Plan Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2021:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The- Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	229,124	$5.01	May 28, 2022	Nil	N/A	$3,638,340	$607,129	1,306,965	$1,030,934
	221,863	$4.89	Mar. 18, 2023	Nil
	450,987
Luis Ganoza Durant	104,111	$5.01	May 28, 2022	Nil	N/A	$1,918,964	N/A	491,984	$388,077
	114,240	$4.89	Mar. 18, 2023	Nil
	218,351
Eric Chapman	Nil				N/A	$520,918	N/A	254,479	$200,733
Manuel Ruiz-Conejo	88,836	$5.01	May 28, 2022	Nil	N/A	$913,593	N/A	271,358	$214,047
	86,021	$4.89	Mar. 18, 2023	Nil
	174,857
Jose Pacora	82,404	$5.01	May 28, 2022	Nil	N/A	$695,942	N/A	271,130	$213,867
	79,793	$4.89	Mar. 18, 2023	Nil
	162,197

Notes:

1.	All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in- the-money options are converted to US$ using the exchange rate at December 31, 2021 of CAD$1.00 = US$0.7888.

2.	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2021 of CAD$$4.94 (US$3.90) less the exercise price of in-the-money stock options.

3.	No stock options vested during 2021.

4.	The value of share units vested during the year is converted to US$ based on the 2021 year average exchange rate of CAD$1.00 = US$0.7976, and is calculated based on the number of the number of share units times the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 15, 2021 was CAD$8.75 (US$6.98); March 19, 2021 was CAD$9.16 (US$7.31); April 20, 2021 was CAD$9.41 (US$7.51).

5.	The values of vested share units not yet paid out, and of share units not vested are converted to US$ based on the exchange rate at December 31, 2021 of CAD$1.00 = US$0.7888, and are calculated based on the number of share units times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2021 of CAD$4.94 (US$3.90).

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company. In addition, all employment agreements with its current NEOs provide that on termination without cause, any outstanding stock options or RSUs will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. PSUs do not vest on termination except in the event of a change of control.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 39

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2021 an annual base salary of $637,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2021, Mr. Ganoza had been terminated without cause, 271,305 Common Shares for payout of vested RSUs, and $2,668,663 (comprised of $1,274,000 for 2x annual base salary and $1,394,663 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 951,551 Common Shares for payout of vested RSUs and PSUs, and $5,433,043 (comprised of $1,911,000 for 3x annual base salary, $1,528,800 for 3x an assumed 80% bonus, and $1,993,243 for payout of vested RSUs and PSUs) would have been payable to him.

As previously disclosed herein, effective January 1, 2022, the change of control severance payable to Mr. Ganoza was reduced from 3x annual base salary and annual target bonus, to 2x annual base salary and annual target bonus. Accordingly, if a change of control of the Company had occurred on or after January 1, 2022, 951,551 Common Shares for payout of vested RSUs and PSUs, and $4,286,443 (comprised of $1,274,000 for 2x annual base salary, $1,019,200 for 2x an assumed 80% bonus, and $1,993,243 for payout of vested RSUs and PSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2021 an annual base salary of $414,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2021, Mr. Ganoza had been terminated without cause, 205,350 Common Shares for payout of vested RSUs, and $935,225 (comprised of $621,000 for 1.5x annual base salary and $314,225 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 350,157 Common Shares for payout of vested RSUs and PSUs, and $1,960,725 (comprised of $828,000 for 2x annual base salary, $579,600 for 2x an assumed 70% bonus, and $553,125 for payout of vested RSUs and PSUs) would have been payable to him.

Eric Chapman, Senior Vice-President, Technical Services

Pursuant to an employment agreement dated effective January 1, 2017, as subsequently amended, the Company paid to Eric Chapman in 2021 an annual base salary of CAD$398,100. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Chapman will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Chapman chooses to terminate his contract, he is required to give three months’ notice to the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 40

If, on December 31, 2021, Mr. Chapman had been terminated without cause, 179,367 Common Shares for payout of vested RSUs, and CAD$562,472 (comprised of CAD$398,100 for 1x annual base salary and CAD$164,372 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 193,532 Common Shares for payout of vested RSUs, and CAD$1,296,328 (comprised of CAD$796,200 for 2x base salary, CAD$199,050 for 1x an assumed 50% bonus, and CAD$301,078 for payout of vested RSUs and PSUs) would have been payable to him.

Manuel Ruiz-Conejo, Senior Vice-President, Mining

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Manuel Ruiz-Conejo in 2021 an annual base salary of $371,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2021, Mr. Ruiz-Conejo had been terminated without cause, 194,426 Common Shares for payout of vested RSUs, and $606,614 (comprised of $371,000 for 1x annual base salary and $235,614 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 165,009 Common Shares for payout of vested RSUs and PSUs, and $1,379,361 (comprised of $742,000 for 2x annual base salary, $222,600 for 1x an assumed 60% bonus, and $414,761 for payout of vested RSUs and PSUs) would have been payable to him.

Jose Pacora, Senior Vice-President, Special Projects

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jose Pacora in 2021 an annual base salary of $292,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2021, Mr. Pacora had been terminated without cause, 81,111 Common Shares for payout of vested RSUs, and $527,416 (comprised of $292,000 for 1x annual base salary and $235,416 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 164,871 Common Shares for payout of vested RSUs, and $1,173,610 (comprised of $584,000 for 2x base salary, $175,200 for 1x an assumed 60% bonus, and $414,410 for payout of vested RSUs and PSUs) would have been payable to him.

Director Compensation

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 41

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

In 2021, the Board approved a maximum grant value of CAD$90,000 for DSUs to each of its non-executive directors and CAD$115,000 to its non-executive Chairman of the Board. Except for Ms. Harcourt, who was appointed to the Board on July 2, 2021, each such director had achieved the share ownership guidelines and was accordingly provided with the option to elect to receive up to 50% of their DSU value in the form of an immediate cash payment, with the balance in DSUs. Details of the DSU grants and cash payments are set out in the table on page A-43.

Retainer Fees

The cash compensation paid to non-executive directors consists of annual retainer fees and for 2021 were as follows:

Board Member	$85,000
Plus, as applicable:
Chair of the Board	$75,000
Lead Director (if applicable)	$30,000
Audit Committee Chair	$20,000
Audit Committee Member	$7,500
Compensation Committee Chair	$15,000
Compensation Committee Member	$5,000
Corporate Governance and Nominating Committee Chair	$15,000
Corporate Governance and Nominating Committee Member	$5,000
Sustainability Committee Chair	$15,000
Sustainability Committee Member	$5,000

Effective April 1, 2015, Jorge Ganoza Durant is not paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company. In February 2021, the Board appointed an independent Chair and the role of Lead Director ceased.

Effective January 1, 2022, the following annual retainer fees have been amended to be as follows:

Audit Committee Chair	$23,000
Audit Committee Member	$8,000
Compensation Committee Chair	$18,000
Compensation Committee Member	$6,000

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 42

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2021:

Name	Director Fees Earned		Share- based Awards(1)	Option- based Awards	All Other Compensation		Total Compensation
David Laing(2)	$176,250		$90,712	N/A	Nil		$266,962
Mario Szotlender	$125,496	(3)	$35,496	N/A	$71,784	(4)	$232,776
David Farrell(5)	$125,385		$70,992	N/A	Nil		$196,377
Alfredo Sillau	$137,996	(6)	$35,496	N/A	Nil		$173,492
Kylie Dickson	$110,000		$70,992	N/A	Nil		$180,992
Kate Harcourt(7)	$45,000		$35,892	N/A	Nil		$80,892
Simon Ridgway(8)	$13,333		N/A	N/A	$3,514,696	(9)	$3,528,029

Notes:

1.	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares which was CAD$7.90 (US$6.23) for DSUs granted on April 27, 2021 and CAD$6.91 (US$5.45) for DSUs granted on July 2, 2021. The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$4.94 (US$3.90). The accounting fair values of the DSUs are $56,724 for David Laing, $22,195 for each of Mario Szotlender and Alfredo Sillau, $44,391 for each of David Farrell and Kylie Dickson, and $25,375 for Kate Harcourt. All amounts were calculated in CAD$ and translated to US$ at the 2021 year end exchange rate of CAD$1.00 = US$0.7888.

2.	David Laing was appointed as Chairman of the Board of Directors on February 5, 2021.

3.	Includes CAD$45,000 (US$35,496) paid in cash due to Mr. Szotlender's election to receive 50% of his 2021 DSU grant value in cash rather than DSUs.

4.	Mr. Szotlender was paid CAD$90,000 (US$71,784) for corporate development and financial advisory fees which were paid monthly in CAD$ and converted to US$ and recorded on the Company’s books using the 2021 year average exchange rate of CAD$1.00 = US$0.7976.

5.	David Farrell ceased to be the Lead Director on February 5, 2021.

6.	Includes CAD$45,000 (US$35,496) paid in cash due to Mr. Sillau's election to receive 50% of his 2021 DSU grant value in cash rather than DSUs.

7.	Kate Harcourt was appointed as a director of the Company on July 2, 2021.

8.	Simon Ridgway resigned as a director of the Company effective as of February 2, 2021.

9.	Includes: (i) CAD$7,500 (US$5,982) for corporate development and financial advisory fees up to February 2, 2021, which was paid monthly in CAD$ and converted to US$ and recorded on the Company’s books using the 2021 year average exchange rate of CAD$1.00 = US$0.7976; (ii) CAD$7,500 (US$5,982) paid in cash in lieu of a prorated DSU grant for 2021; and (iii) CAD$4,391,589 (US$3,502,732) paid in cash for the payout of Mr. Ridgway's 374,709 DSUs outstanding at the time of his resignation as a director of the Company.

10.	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 43

Option-Based and Share-Based Awards to the Directors

As at December 31, 2021, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2021 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)
David Laing	Nil	N/A	N/A	N/A	N/A	$90,690	$376,931	N/A	N/A
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$35,486	$1,118,758	N/A	N/A
David Farrell	Nil	N/A	N/A	N/A	N/A	$70,972	$979,009	N/A	N/A
Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$35,486	$336,512	N/A	N/A
Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$70,972	$303,108	N/A	N/A
Kate Harcourt(5)	Nil	N/A	N/A	N/A	N/A	$35,490	$25,397	N/A	N/A
Simon Ridgway(6)	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.	All share-based awards are made in CAD$.

2.	The market value of DSUs vested during the year is converted to US$ using the 2021 year-end exchange rate of CAD$1.00 = US$0.7888, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was CAD$7.90 (US$6.23) for DSUs granted on April 27, 2021 and CAD$6.91 (US$5.45) for DSUs granted on July 2, 2021.

3.	The value of vested DSUs not yet paid out has been converted to US$ using the 2021 year-end exchange rate of CAD$1.00 = US$0.7888, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2021 of CAD$4.94 (US$3.90).

4.	All DSUs were fully vested upon granting but are not realizable until termination.

5.	Kate Harcourt was appointed as a director of the Company on July 2, 2021.

6.	Simon Ridgway resigned as a director of the Company effective as of February 2, 2021.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page | A- 44

SCHEDULE “B”

Corporate Governance

2021 was a consequential year for the Company. In July 2021, the Company completed its acquisition (the “Acquisition”) of Roxgold Inc. (“Roxgold”) to create a global premier growth-oriented intermediate gold and silver producer. The Company has expanded its reach from Peru, Mexico and Argentina to West Africa, and has increased its ability to generate shared value through the Acquisition. In addition to its mines and exploration projects in Latin America, the Company now owns and operates the Yaramoko gold mine in Burkina Faso, and the Séguéla gold project in Côte d’Ivoire on which it announced a decision in September 2021 to start construction of an open pit gold mine, which will be the Company’s fifth mine.

The Acquisition expanded the Company’s asset portfolio and its team. The Acquisition brought together two highly experienced management teams, which has enabled the Company to fill a number of key management positions, including Chief Operating Officers for both Latin America and West Africa and a Senior Vice-President Sustainability. The Company worked extensively in 2021 to integrate its West African operations on five main fronts:

●	Harmonization of Policies, Frameworks and Standards;
●	Management systems;
●	Financial reporting;
●	Prioritization of corporate KPIs; and
●	Information technology systems.

Management believes that the Company’s business operating model was strengthened on all fronts to ensure an efficient company with clear and agile processes in decision-making, accountability and leveraging the depth and breadth of internal talent.

The integration process also bolstered the Company’s commitment to sustainability. With the Acquisition, the Company’s overall ESG approach was strengthened as it drew upon both companies’ best practices. Corporate governance policies were reviewed and updated, its ESG strategy refined and the associated five-year sustainability plan which includes key performance indicators (“KPIs”), targets and commitments was updated. The Company has also focused further on refining its approach to sustainability to ensure alignment with best ESG practices and to ensure that it reflects the changes to its business as a result of the Acquisition. The Company has been reporting ESG performance data for its Latin American operations since the publication of its first Sustainability Report for fiscal 2018. Given that the Acquisition of Roxgold occurred in July 2021, the Company has worked diligently to collect sustainability data from the West African operations, and was able to report integrated sustainability data in its 2021 Sustainability Report, unless expressly otherwise stated therein.

Environmental, Social and Governance Obligations

Our Board is committed to continuing to focus on providing effective oversight of the Company’s material risks. It is committed to ensuring that ESG factors, including climate change, occupational health and safety, tailings management and human rights are integrated into the Company’s governance strategy and enterprise risk management processes. The Company has created a Sustainability Committee to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility objectives and obligations. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry. Our mission is to create sustainable value through growth of our mineral reserves, metal production and the efficient operation of our assets, while remaining firmly committed to safety, good governance, and social and environmental responsibility.

Concurrent with the completion of the Acquisition, the Company appointed Kate Harcourt, formerly a director of Roxgold, as a new director to the Company’s Board. Ms. Harcourt is a sustainability professional with over 30 years of experience, principally in the mining industry. Ms. Harcourt brings extensive expertise in sustainability to the Board and sits as a member of the Sustainability Committee.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-1

Four out of seven of the Company’s Directors have health and safety, environment and sustainability expertise, defined as a strong understanding of the operational requirements and leading practices of workplace health and safety, including the requirements for a strong safety culture and sustainable development. In addition, all Directors have human resources experience which is defined as knowledge of sustained succession planning and talent development and retention programs, including executive compensation.

In addition, the Company has appointed a Senior Vice-President Sustainability who leads the Company’s sustainability strategy and programs to maintain the value of its mineral assets and improve the long-lasting quality of its operations while meeting key stakeholder expectations. In addition, the Company’s Directors of Sustainability for each of Latin America and West Africa support the Senior Vice-President Sustainability on ESG and sustainability for the two regions. The Company’s approach is to ensure that each operating subsidiary:

●	Meets corporate standards and performance expectations for each of the pillars of the Company’s Sustainability Framework, while being encouraged to proactively exceed the standard;
●	Presents operational and sustainability strategies, including actions plans, as part of the annual business planning process; and
●	Uses the Sustainability Framework documents and tools to guide action plans.

The Company has also created an HSSEC Corporate Committee comprising members of management to assist the Company’s senior management in achieving its governance and management objectives in the areas of health, safety, security, environment and the community relations.

The Company’s ESG and sustainability governance and management oversight structure is set out below:

ESG Site Initiatives

Examples of ESG initiatives undertaken by our operations in Latin America and West Africa include:

●	Childhood anemia program (Caylloma Mine, Peru): Early childhood anemia can impact intellectual development, with lifelong economic and social consequences. During 2021, 160 children in Caylloma were diagnosed with anemia and all identified cases received treatment.

●	Internet for local school and community center (Lindero Mine, Argentina): The nearest community to our Lindero Mine is Tolar Grande, where most inhabitants are members of the Kolla indigenous community.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-2

Since 2018, we have provided internet access to the local schools and community center, which during the pandemic enabled remote learning for students.

●	Ocotlan de Morelos Grey water treatment plant (San Jose Mine, Mexico): In January 2010, Fortuna refurbished the grey water treatment plant in Ocotlan de Morelos. Since 2010, the plant has provided water or public services in Ocotlan de Morelos and to the San Jose Mine.

●	Local development mining fund (Yaramoko Mine, Burkina Faso): Since 2019, our Yaramoko Mine has contributed 1% of its annual gross revenues to the Local Development Mining Fund (LDMF). US$7.2 million has been transferred to the LDMF since 2019. 50% of the contribution is designated to the municipality of Bagassi for social development projects. To date, 60 infrastructure development projects have been sponsored related to education, health, water and sanitation, among others.

●	Employability skills program (Séguéla Project, Côte d’Ivoire): Our proven approach to sustainability at Fortuna is being replicated at Séguéla. We conducted a study on the availability of suppliers and profiling of young adults in the villagers nearby the mine site. Then we provided a training program to develop the skills required for available jobs. As part of this program, 42 young adults were identified and received training related to truck driving, security and construction trades.

●	Progressive rehabilitation of land (Yaramoko Mine, Burkina Faso): An aggregate of 12,253 trees were donated to local associations and villages surrounding the Yaramoko Mine site for planting during 2021, in pursuit of the objective to plant 10,000 trees. A safeguarding program was also set up in two villages to assist rehabilitation and improve existing village forests. In addition, more than 3,000 meters of firewalls were created along the conservation zone inside the Yaramoko mine area to protect the forest from bush fires.

●	Solar panel installation (San Jose Mine, Mexico): Solar panels were installed to power the administrative buildings. Project feasibility was proposed by the Head of the Plant Maintenance team and once approved, the project took six months to be executed. The solar panel project has been operational since October 2021. The required investment was $32,000 and it is expected to generate annual savings of approximately $21,300 with a payback period of 1.5 years. The project is also expected to generate annual reductions of 105 tCO2e (or 0.33% reduction in the site’s green house gas emissions).

Approach to Climate Change

The Company recognises that climate change is a major global challenge that could have significant impacts on operations, host communities, resources used in production and the economy and society in general. The Company identified climate change as a material ESG factor and committed to develop a comprehensive climate change strategy in 2021. The Company’s key climate change priorities are to reduce greenhouse gas (GHG) emissions, build resilience to the physical risks of climate change, and continuously improve climate change performance based on evolving best practice. The development of a comprehensive climate change strategy is an ongoing journey. Key milestones achieved in 2021 and subsequent thereto include:

1.	Completed a climate change materiality assessment (which includes our West Africa operations), to prioritize the climate-related risks and opportunities with the greatest potential to impact the value of the Company.

2.	Developed an approach to climate change supported by key climate-related commitments, communicated in the Company’s Board approved Climate Change Position Statement (see news release dated April 7, 2022).

3.	Conducted a gap analysis against best practice with respect to climate change governance structures.

4.	Reviewed best practices with respect to the integration of climate-related risks in enterprise risk management processes.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-3

5.	Identified a set of climate-related KPIs to enable us to measure our progress and performance on climate change.

6.	Developed a multi-year implementation roadmap which focuses on addressing any gaps between existing practices and climate change best practices aiming to a progressive decarbonization of the mining operations.

In 2022, the Company intends to focus on climate change governance related matters and conducting additional climate-related studies with a view to identifying energy efficiency and decarbonization opportunities and setting climate related targets, including a GHG emissions reduction target.

Sustainability Report

We recognize the need to provide thorough communication of the sustainability initiatives we are pursuing. We are pleased to report that we have prepared and published our fourth sustainability report which includes information corresponding to the fiscal year ended December 31, 2021. The sustainability report is aligned with the Global Reporting Initiative (GRI) Standards and the Metals and Mining Standard of the Sustainability Accounting Standards Board (SASB). The report also includes an "ESG for Investors section" and shares the Company's sustainability commitments for 2022 to 2025 on key environmental, social and governance indicators. The Company has also aligned its climate-related disclosure in the report with the recommendations of the Task Force on Climate-related Financial Disclosure.

Highlights from the 2021 Sustainability Report include:

✓	15 percent of women on the workforce

✓	Climate change strategy and 2022 position statement

✓	Zero work-related fatalities among employees and contractors

✓	Zero significant spills and zero significant environmental fines

✓	43 percent of employees come from our areas of influence

✓	6 percent of suppliers are from local communities

✓	Zero confirmed cases of corruption, discrimination, or human rights violations

The report is available for review on our website.

ESG Corporate Policies

During and subsequent to the fiscal year ended December 31, 2021, the Company updated certain of its environmental and social governance policies and codes that are essential to its operations, including: the Anti- Corruption Policy, the Health and Safety Policy, the Environmental Policy and the Human Rights Policy. In addition, the Company adopted a Climate Change Position Statement (see “Approach to Climate Change”), a Community Relations Policy and an Employee Relations Policy.

In addition, in March 2022, the Board approved an amendment to its Mandate to make reference to the Board’s oversight of social risks in addition to environmental risks which was already included.

Copies of these policies and the Climate Change Position Statement can be found on the Company's website.

Disclosure of Corporate Governance Practices

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to and hereby discloses its corporate governance practices as follows.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-4

Board of Directors

In February 2021, we appointed David Laing, an experienced mining executive, as the independent Chair of our Board. Prior to David's appointment, we had a non-independent Chair and a Lead Director who facilitated the independent directors' sessions. As Chair of the Board, David also chairs the independent directors' sessions that are held at the end of every board meeting and as may otherwise be required. In July 2021, upon the completion of the Acquisition, the Company appointed Kate Harcourt as a new director to the Board.

The Chairman of the Board and a majority of the Board is independent. The Board considers David Laing, David Farrell, Alfredo Sillau, Kylie Dickson and Kate Harcourt to be "independent" according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Mario Szotlender is not independent as he is paid a consulting fee by the Company.

All seven of the Company’s Directors have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.

The Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To the best of our knowledge, the Company is not aware of any existing or potential conflicts of interest between the Company or any of its directors or officers that have not been disclosed to the Board, except that some of the directors serve as directors of other public companies. This information is listed under the profiles of our directors, where applicable, starting on page 4 of this Circular. As at the date of this Circular, no members of the Board served together on the boards (or board committees) of other public companies, except for Mr. Farrell and Ms. Dickson, who are both directors of Hillcrest Energy Technologies Ltd.

The independent directors hold meetings at the conclusion of every board meeting and as otherwise thought fit. At these meetings, non-independent directors and members of management are not in attendance. In 2021, the independent directors met 12 times.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Appendix “A” to this Schedule “B”. The Company also has written position descriptions for the Chairs of the Board Committees. The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Enterprise Risk Management

The Board is responsible for the Company’s overall risk oversight. The Company has a Risk Management System and a central risk registry in place. The Company’s Country Heads lead a bottom-up risk identification and assessment process for each subsidiary on a quarterly basis. The Company conducts four risk workshops a year, which includes the Country Heads, Department Heads and the Corporate Finance team to align on key elements of the risk management processes and ensure consistency in approach to identification and assessment of risks. The results of the risk workshops are consolidated at a regional level and distributed to each department to ensure there is a consistent view of risk across the Company. Results are reported to the Senior Management and then to the Board of Directors on a quarterly basis.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-5

Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Under the supervision of the Board, the Company's Audit Committee (the "Audit Committee") has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company's internal and external audit process, and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

In March 2021, the provisions of the Charter of the Audit Committee relating to composition were strengthened to provide that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), Kylie Dickson, Alfredo Sillau
Committee Independence:	100%

Under the supervision of the Board, the Company's Corporate Governance and Nominating Committee (the “CG&N Committee”) has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess and considering the appropriate size of the Board.

In March 2021, the Charter of the CG&N Committee was amended as follows:

●	The nomination process section of the Charter was amended to reflect the fact that the Committee will consider recommendations on director nominees appropriately submitted by shareholders; and
●	The Composition section of the Charter was amended to reflect that at least one member of the Committee shall be a woman.

The CG&N Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve. Recommendations for nominees as appropriately submitted to the CG&N Committee will also be considered as part of the process. The Board adheres to the following process, with the input and advice of the CG&N Committee, prior to nominating or appointing individuals as directors:

●	The Board determines the appropriate size of the Board, with a view to facilitating effective decision- making.
●	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.
●	The Board assesses what competencies and skills each existing director possesses.
●	In accordance with the Charter of the CG&N Committee, the Board considers recommendations appropriately submitted by shareholders;
●	In accordance with the Company's Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-6

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Company’s Compensation Committee (the “Compensation Committee”) has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO's compensation and evaluates the CEO's performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

In March 2021, the provisions of the Charter of the Compensation Committee relating to composition were strengthened to provide that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Kate Harcourt
Committee Independence:	Majority

Under the supervision of the Board, the Company’s Sustainability Committee (the “Sustainability Committee”) is responsible for:

●	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;
●	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and
●	assess the effectiveness of the Company's health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

In March 2022, the provisions of the Charter of the Sustainability Committee were updated to include explicit mention of the Committee’s oversight of climate change.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director's performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-7

One-on-one interviews between each director and the Chairman of the CG&N Committee are conducted every second year and were last conducted in 2021. Accordingly, this enhanced Board evaluation process will occur in 2023.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the directors. Each director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company's business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. The Company also encourages its directors to attend conferences, seminars or courses on subjects related to their role on the Board or when appropriate Board Committees. In 2021, we increased our directors' education on ESG topics by arranging for seminars provided by external consultants.

As a result of the success of these seminars, additional educational seminars on different topics have been arranged for 2022.

The Board also receives quarterly reports on ESG trends from external consultants to ensure they remain up to date on the evolutions in the ESG space. In 2021, the Board approved all strategic plans for 2022, budgets and targets, including those related to ESG.

Site Visits

The directors routinely visit the Company's operations. Site visits were restricted in 2021 due to COVID-19. However, in January 2022, the directors toured the Séguéla gold project in Côte d’Ivoire. During their visit they spent several days at site and stayed in the recently constructed camp accommodation. While at site, they met with local management, employees and contractors. They also had the opportunity to meet with local community leaders and members of the regional Government. The directors also visited local communities to see first hand local company- sponsored education initiatives.

Two additional site visits by the directors are planned in 2022.

The directors receive an in-depth monthly report from management with ad hoc reports delivered as needed. As well, at each of the quarterly meetings of the Board, directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

Shareholder Engagement

The Company recognizes the benefit of regular engagement with its shareholders in order to remain attuned to the shareholders' different perspectives on matters affecting the Company. The Company conducts active shareholder engagement through several means:

•	meetings, discussions and calls –between January 2021 and December 2021 – 202 one on one on-line meetings were held with shareholders (a 91% increase over 2020 (106 meetings))

•	investor conferences – attended on-line in 2021 due to COVID restrictions

•	site tours– mainly for research analysts – although none held in 2021 due to COVID restrictions

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-8

•	governance engagement – the Company provides information on our governance practices to proxy advisory firms and shareholder advocacy groups as requested

•	quarterly conference calls with investors and analysts – allowing for questions and answers with management

•	by letter, email or phone to the Company's investor relations department

In addition, the Company communicates regularly with shareholders through annual and quarterly filings, news releases all filed on SEDAR and EDGAR, and at its annual general meeting.

In 2022, the Company will be launching a Board out-reach program in which shareholders will be provided with the opportunity to speak with directors on topics of interest. This was delayed from 2021 as a result of the acquisition of Roxgold.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics and Whistle-Blower Policy (the "Code") which has been filed on SEDAR at www.sedar.com and is also available on the Company's website. In addition, the Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and be reassured that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company's whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company's Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company's strategic plan, for approval by the Board and periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan's strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner.

The Board approves the annual corporate objectives and budget for the ensuing year and the five-year plan. Management's progress in meeting the strategic and operational goals is reviewed by the Board throughout the year and is considered when determining compensation. As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are consistent with the strategic goals; reflective of the corporate culture of the Company's business; and in alignment with the Company's risk tolerance.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in 2016 a Share Ownership Policy, as amended in March 2022, to reflect the completion of the Acquisition and the changes in management structure of the Company, in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-9

The CEO is required to hold Common Shares of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to hold Common Shares of the Company having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must hold Common Shares having a value equal to one times the gross amount of his annual base salary. Non- executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2021 are as follows:

Name	Required ownership as multiple of annual base salary / retainer	Common Shares held	Share-settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3x	1,533,899	951,551	Nil	2,485,450	Met
Luis Ganoza Durant(1)	1x	572,727	350,157	Nil	922,884	Met
Eric Chapman	1x	86,447	193,532	Nil	279,979	Met
Manuel Ruiz-Conejo	1x	222,295	165,009	Nil	387,304	Met
Jose Pacora	1x	177,025	164,871	Nil	341,896	Met
Directors
David Laing	3x	74,150	Nil	96,649	170,799	Met
Mario Szotlender	3x	171,700	Nil	286,861	458,561	Met
David Farrell	3x	15,000	Nil	251,028	266,028	Met
Alfredo Sillau	3x	36,502	Nil	86,285	122,787	Met
Kylie Dickson	3x	3,500	Nil	77,720	81,220	Met
Kate Harcourt(2)	3x	Nil	Nil	6,512	Nil	Jul.2, 2026

Notes:

1.	In March 2022, the Share Ownership Policy was amended to reflect that effective January 1, 2022, the share ownership requirement for the CFO was increased to reflect the CFO is required to hold Common Shares of the Company having a value equal to two times (rather than one times) the gross amount of his annual base salary.

2.	Ms. Harcourt was appointed as a director on July 2, 2021.

Diversity

The Board adopted in 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has no executive officers who are women, and has two female directors (29% of the Board). Kylie Dickson was appointed to the Board in August 2017 and Kate Harcourt was appointed to the Board in July 2022. Women comprise 33% of non-management directors and 40% of independent directors on the Board.

The Board considers gender diversity an important element in the achievement of its diversity initiatives. The Board does not have a fixed quota for the selection of its candidates; however, the Board commits to have a composition of 30% female directors as independent directors by the next annual general meeting of the Company.

In March 2021, the Charter of the CG&N Committee was amended to reflect that at least one member of the Committee shall be a woman.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti- discrimination, equal employment or other laws and regulations.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-10

Among the various dimensions of diversity, the Company is focusing on gender. In the locations where the Company operates, mining has traditionally been seen as a male occupation. The Company is seeking to destigmatize the sector and promote the participation of women, to generate shared value for the Company and society. The Company has included key performance indicators and targets for the representation of women in the labor force and management in its five-year sustainability plan.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See "Director Tenure and Skills" below.

Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company's formal assessment program, are adequate for ensuring that the Company maintains a high performing Board of Directors. See page B-12 for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company's directors.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-11

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	17
Mario Szotlender	13
David Farrell	8
David Laing	5
Alfredo Sillau	4
Kylie Dickson	4
Kate Harcourt*	1
Average:	7.4

*Ms. Harcourt was appointed as a director on July 2, 2021.

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2021:

Director	Board	Independent Directors	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	12 of 12						100%
Mario Szotlender	12 of 12					5 of 5	100%
David Farrell	12 of 12	12 of 12	5 of 5	1 of 1	3 of 3		100%
David Laing	12 of 12	12 of 12		1 of 1	3 of 3	5 of 5	100%
Alfredo Sillau	12 of 12	12 of 12	5 of 5		3 of 3	3 of 3	100%
Kylie Dickson	12 of 12	12 of 12	5 of 5	1 of 1			100%
Kate Harcourt*	5 of 5	5 of 5				2 of 2	100%

     *Ms. Harcourt was appointed as a director on July 2, 2021

Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-12

Skills and Experience	Jorge Ganoza Durant	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson	Kate Harcourt	Total (of 7)
Strategy and Leadership: Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	✓	✓	✓	✓	✓	✓	✓	7
Operations and Exploration: Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	✓	✓		✓		✓		4
Corporate Governance: Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	✓	✓	✓	✓	✓	✓	✓	7
Metals and Mining: Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	✓	✓	✓	✓	✓	✓	✓	7
Health and Safety, Environment and Sustainability: A strong understanding of the operational requirements and leading practices of workplace health and safety, including the requirements for a strong safety culture and sustainable development.	✓	✓		✓			✓	4
Finance: Experience in the areas of finance, investment and/or mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	7
Human Resources: Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	✓	✓	✓	✓	✓	✓	✓	7
Financial Literacy: Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	✓	✓	✓	✓	✓	✓	✓	7
International Business: Experience working in a major organization that carries on business in multiple jurisdictions.	✓	✓	✓	✓	✓	✓	✓	7
Spanish/French Language: Fluency in reading and speaking Spanish or French.	✓	✓		✓	✓			4

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-13

APPENDIX “A”

Board Mandate

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, social, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-14

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page B-15